EXHIBIT 1
NOMINEE CONSENT FORMS



Karpus Investment Management

I hereby consent to be nominated as a trustee to be elected solely by the preferred shareholders at the 2011 Annual Meeting of Shareholders of the Putnam Municipal Opportunities Trust (PMO), which is anticipated to be held in April 2011, or any adjournments or postponements thereof, and any meeting which may be called in lieu thereof. I further consent to be named as a trustee in the proxy and intend on serving if elected.

By: Richard W. Cohen
RICHARD W. COHEN

December 17, 2010
Dated

• Smart Advice • Solid Performance

183 Sully's Trail • Pittsford, New York 14534 • (585) 586-4680 • FAX: (585) 586-4315



Karpus Investment Management

I hereby consent to be nominated as a trustee to be elected solely by the preferred shareholders at the 2011 Annual Meeting of Shareholders of the Putnam Municipal Opportunities Trust (PMO), which is anticipated to be held in April 2011, or any adjournments or postponements thereof, and any meeting which may be called in lieu thereof. I further consent to be named as a trustee in the proxy and intend on serving if elected.

[signature]

By: Phillip Goldstein

12/18/10

Dated

• Smart Advice • Solid Performance

183 Sully's Trail • Pittsford, New York 14534 • (585) 586-4680 • FAX: (585) 586-4315

DRAFT PRELIMINARY PROXY STATEMENT – SUBJECT TO REVISION

ANNUAL MEETING OF SHAREHOLDERS
OF
PUTNAM MUNICIPAL OPPORTUNITIES TRUST

PROXY STATEMENT
OF
KARPUS MANAGEMENT, INC.,
D/B/A KARPUS INVESTMENT MANAGEMENT

Fellow shareholders:

This Proxy Statement and the enclosed GREEN proxy card are being furnished to you, the shareholders of Putnam Municipal Opportunities Trust ("PMO" or the "Fund"), in connection with the solicitation of proxies by Karpus Management, Inc. d/b/a Karpus Investment Management ("Karpus"), long-term shareholders of the Fund since 2005, for use at the at the 2011 Annual Meeting of shareholders of the Fund scheduled to be held at [ ] a.m./p.m. E.S.T. on [ ], April [ ], 2011 at [ ], including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the "Meeting"). This proxy statement and the enclosed GREEN proxy card are first being furnished to shareholders on or about [ ], 2011.

Only the Fund's shareholders of record on [ ], 2011 ("Record Date") will be entitled to receive notice of and to vote at the Meeting. The Meeting is being held for the following purposes:

Item 1: To elect the following as Trustees of the Fund:

a. To be elected by the common and preferred shareholders voting together as a class: Walter S. Baer, Donald Chapman, Glen T. Insley, CFA, Jeffrey P. Lessard, Ph.D., CFA, Thomas M. McDonald, Robert F. Oden, Brad Orvieto, Dwight A. Pike, CFA, Arthur Charles Regan, G. William Schwert, Ph.D., Douglas Skinner, Ph.D., and Gerard J. Wenzke.
b. To be elected by the preferred shareholders voting separately as a class: Richard W. Cohen and Phillip Goldstein.

Item 2: To consider a shareholder proposal recommending that investment management agreement between the Fund and Putnam Investment Management, LLC (the "Manager") shall be terminated;

Item 3: To consider a shareholder proposal recommending that the Board of Trustees of PMO consider taking all steps necessary to cause PMO to redeem all outstanding auction rate preferred shares at par and to utilize Municipal Term Preferred Securities (MTPS), Variable Rate Demand Preferred Securities (VRDPS) and/or Tender Option Bonds (TOBs) as alternate sources of leverage; and

To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

DRAFT PRELIMINARY PROXY STATEMENT – SUBJECT TO REVISION

ANNUAL MEETING OF SHAREHOLDERS
OF
PUTNAM MUNICIPAL OPPORTUNITIES TRUST

PROXY STATEMENT
OF
KARPUS MANAGEMENT, INC.,
D/B/A KARPUS INVESTMENT MANAGEMENT

Fellow shareholders:

This Proxy Statement and the enclosed GREEN proxy card are being furnished to you, the shareholders of Putnam Municipal Opportunities Trust ("PMO" or the "Fund"), in connection with the solicitation of proxies by Karpus Management, Inc. d/b/a Karpus Investment Management ("Karpus"), long-term shareholders of the Fund since 2005, for use at the at the 2011 Annual Meeting of shareholders of the Fund scheduled to be held at [ ] a.m./p.m. E.S.T. on [ ], April [ ], 2011 at [ ], including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the "Meeting"). This proxy statement and the enclosed GREEN proxy card are first being furnished to shareholders on or about [ ], 2011.

Only the Fund's shareholders of record on [ ], 2011 ("Record Date") will be entitled to receive notice of and to vote at the Meeting. The Meeting is being held for the following purposes:

Item 1: To elect the following as Trustees of the Fund:

a. To be elected by the common and preferred shareholders voting together as a class: Walter S. Baer, Donald Chapman, Glen T. Insley, CFA, Jeffrey P. Lessard, Ph.D., CFA, Thomas M. McDonald, Robert F. Oden, Brad Orvieto, Dwight A. Pike, CFA, Arthur Charles Regan, G. William Schwert, Ph.D., Douglas Skinner, Ph.D., and Gerard J. Wenzke.
b. To be elected by the preferred shareholders voting separately as a class: Richard W. Cohen and Phillip Goldstein.

Item 2: To consider a shareholder proposal recommending that investment management agreement between the Fund and Putnam Investment Management, LLC (the "Manager") shall be terminated;

Item 3: To consider a shareholder proposal recommending that the Board of Trustees of PMO consider taking all steps necessary to cause PMO to redeem all outstanding auction rate preferred shares at par and to utilize Municipal Term Preferred Securities (MTPS), Variable Rate Demand Preferred Securities (VRDPS) and/or Tender Option Bonds (TOBs) as alternate sources of leverage; and

To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

If you have already sent a proxy card furnished by the Fund's management to the Fund, you have every right to change your vote by signing, dating and returning the enclosed GREEN proxy card or by following the instructions for telephone or Internet voting detailed thereon. Only your latest dated proxy card counts!

We are soliciting a proxy to vote or, under circumstances specified herein, not vote your shares in connection with the Annual Meeting of Shareholders of the Fund. **Please refer to the Fund's proxy soliciting material (when available) for additional information concerning the Meeting and the matters to be considered by shareholders.** It is anticipated that this Proxy Statement and the attached form of proxy will first be mailed to shareholders on or about [   ] [   ], 2011.

Please refer to *Appendix A - Information Concerning the Annual Meeting* and the Fund's proxy materials for additional information concerning the Annual Meeting, including voting and proxy procedures, votes required for approval of the proposals and the solicitation of proxies.

If you have any questions or require assistance voting your shares, please contact Regan & Associates, Inc., at 505 Eighth Avenue, Suite 800, New York, New York 10018 or 1-800-737-3426.

PLEASE BE ADVISED:

We believe that:

- Reactive versus proactive management is not acceptable.

- Denying all shareholders the ability to receive full value for their shares is not acceptable. Additionally, due to this "wisdom" of delaying the merger of the Fund into an open-end fund, shareholders have not had one day which they have had the ability to receive the net asset value for their shares. In fact, shares of the Fund have not traded at net asset value since ***September 14, 2004***.

- Our Board is not adequately fulfilling its duties as the agent of the Fund's shareholders.

- The Fund's manager, Putnam Investment Management, LLC has provided poor advice to the Fund's Board and must be terminated.

- All outstanding auction market preferred shares of the Fund must be redeemed at par and the Fund should take all steps necessary to cause the Fund to utilize Municipal Term Preferred Securities (MTPS), Variable Rate Demand Preferred Securities (VRDPS) and/or Tender Option Bonds (TOBs) as alternate sources of leverage.

BACKGROUND

Karpus represents beneficial ownership of 6,879,143 common shares, or 16.1% of the outstanding common shares, and 286 auction rate preferred shares or 4% of the total outstanding auction rate preferred shares ("ARPS"). Such calculations are based on the aggregate amount of 7,154 outstanding auction rate preferred shares (3,417 shares of Series B Preferred Shares and 3,737 Series C Preferred Shares) and 42,871,374 common shares outstanding, as indicated on PMO's Annual Statement filed with the U.S. Securities and Exchange Commission on June 28, 2010, dated as of April 30, 2010.

In the Fund's original press release dated September 12, 2008, the Board approved in principle a plan to merge PMO into an open-end fund. The press release highlighted the following 4 specific benefits for shareholders if the proposed merger was approved: (1) the ability to invest in an open-end fund with similar investment objectives; (2) the elimination of the Fund's discount; (3) the ability to redeem shares at their net asset value on a daily basis; and(4) the choice of timing any recognition of taxable gains or losses by the redemption of shares. Further, the Funds also acknowledged on October 30, 2008 that lowered overall expenses were expected as a result of the additional assets in connection with the merger. ***All of these benefits are still applicable and desirable for shareholders today***.

Nine months later, in a press release dated June 26, 2009, the Board reversed course and determined that the proposed merger would not be in the best interest of common shareholders, and authorized Putnam to suspend further efforts to implement the merger. As the largest shareholder of the Fund, we fully disagree with the Board's decision. The merger proposal continues to provide shareholders with the benefits originally stated. We feel that the Trustees decision was driven by Putnam Investment Management rather than the shareholders to whom the Trustees have a fiduciary duty to represent. By suspending the merger, Putnam Investment Management benefits by continuing to collect fees on the captive and levered assets of the closed-end Fund, while the Trustees continue to be well compensated for their "oversight."

One additional fact for preferred shareholders that must be considered is that preferred shareholders have not had the opportunity to duly elect the two trustees they are statutorily entitled to elect since May 8, 2008.

Given the events as they have unfolded, we feel that the Board's actions have proven to be reactive rather than proactive and we therefore feel that:

1. Each class of shareholders must have more adequate and independent representation;
2. The Fund's investment manager must be terminated for the "advice" they offered to the Fund's Board to the detriment of both the common and preferred shareholders of the Fund; and
3. The Board of Trustees should take all steps necessary to cause PMO to redeem all outstanding auction rate preferred shares at par and utilize Municipal Term Preferred Securities (MTPS), Variable Rate Demand Preferred Securities (VRDPS) and/or Tender Option Bonds (TOBs) as alternate sources of leverage.

SHOW YOUR FUND YOUR DISSATISFACTION WITH YOUR TRUSTEES AND FUND MANAGEMENT WITH YOUR VOTE. VOTE FOR ALL OF KARPUS' TRUSTEE NOMINEES AND FOR KARPUS' SHAREHOLDER PROPOSALS MORE FULLY DESCRIBED BELOW.

PROPOSAL NO. 1: ELECTION OF TRUSTEES

We are soliciting a proxy to vote, or, under specified conditions, not to vote your shares, FOR the election of the Karpus nominees indicated below. The following information sets forth our trustee nominees (the "Nominees"), a brief biography, and their relevant qualifications. As each nominees' experiences below indicate, we feel that each nominee is uniquely qualified to provide representation that shareholders should be receiving. Karpus does not believe that any of the Nominees are "interested persons" of PMO as defined in the Investment Company Act of 1940 and as such are independent trustee nominees.

THE NOMINEES

*Walter S. Baer; Age: 74; Date of Birth: July 27, 1937; Business Address: Annenberg School for Communications and Journalism, University of Southern California, Los Angeles, California 90089-0281; Residence Address: 344 S. Canyon View Drive, Los Angeles, California 90049; Nationality: U.S. Citizen; Share Ownership: 0 common shares, 0 preferred shares; Professional Experience: Presently a Private investor; University of Southern California, Annenberg School for Communications and Journalism, Senior Fellow; RAND Corporation, Deputy Vice President and Professor of Policy Analysis, 1990-2004; Times Mirror Company, Director of Advanced Technology, 1981-1989; Education: University of Wisconsin, Ph.D. (physics),1964, Caltech, BS (physics), 1959; Directorships/Other: KCRW Public Radio Foundation, Director, Audit Committee member and former Chair.

*Donald Chapman; Age: 68; Date of Birth: December 7, 1942; Business Address: None/Retired; Residence Address: 788 Admiralty Way, Webster, New York 14580; Nationality: U.S. Citizen; Share Ownership: 3,725 common shares, 0 preferred shares; Professional Experience: Presently retired, Private Practice Accountant, grew private practice with emphasis on manufacturing and construction/real estate, 1970-2005, KPMG, Staff Accountant, 1967-1970, United States Army, 1960-1963; Education: University of Rochester, Accounting (1967); Directorships/Other: International Accounting Agency Member, Stone Construction Co., Inc., Board Member, 1990-2005, Ultrafab, Inc., Board Member, 1994-2004, New York State Society of Certified Public Accountants, Board of Directors, 1984-1987, President Rochester Chapter of New York State Society of Certified Public Accountants, 1982-1983.

**Richard W. Cohen; Age: 56; Date of Birth: June 23, 1954; Business Address: c/o Lowey Dannenberg Cohen & Hart, P.C., White Plains Plaza, One North Broadway, White Plains, New York 10601-2310; Residence Address: 1304 Colonial Court, Mamaroneck, New York 10543; Nationality: U.S. Citizen; Share Ownership: 3,152 common shares, 1 preferred share; Professional Experience: Presently President of Lowey Dannenberg Cohen & Hart P.C., a law firm which devotes a substantial amount of its practice to representation of investors in public companies. Admitted to practice in New York and Pennsylvania, and the bars of the U.S. Courts of Appeals for the 1st, 2nd, 3rd, 6th and 11th Circuits; and the U.S. District Courts for the Southern and Eastern Districts of New York, the Eastern District of Michigan and the Eastern District of Pennsylvania; Education: Graduate of Georgetown University (A.B. 1977) and the New York University School of Law (J.D. 1980); Directorships/Other: N/A.

**Phillip Goldstein; 65, (born 1945); Park 80 West, Plaza Two, 250 Pehle Avenue, Suite 708, Saddle Brook, NJ 07663. Since 1992, Mr. Goldstein has been an investment advisor and a principal of the general partner of six investment partnerships in the Bulldog Investors group of private funds. Since 2009, he has been a principal of Brooklyn Capital Management, the investment adviser to Special Opportunities Fund. He is a director of the following closed-end

5

funds: Mexico Equity and Income Fund since 2000, Brantley Capital Corporation since 2001, ASA Ltd since 2008, Special Opportunities Fund since 2009 and Korea Equity Fund since 2010.

*Glen T. Insley, CFA; Age: 64; Date of Birth: July 7, 1946; Business Address: None; Residence Address: 47 Blue Heron Road, Georgetown, South Carolina 29440; Nationality: U.S. Citizen; Share Ownership: 0 common shares, 0 preferred shares; Professional Experience: Presently retired, formerly, Evergreen Investments, Senior Vice-President/Managing Director Investment Risk Management (2000-2007 (retired)), Senior Vice-President/Managing Director of Fixed Income (1993-2000); Education: Obtained Chartered Financial Analyst Designation (1980), Trinity College, B.A. (major in government, minor in economics) (1968); Directorships/Other: Chairman of Valuation Committee, Evergreen Funds (2004-2007), Chairman of Board, Vestaur Securities Corp. (a then AMEX listed closed-end fund that reorganized into an open-end fund in 2005) (1998-2005), Finance Committee Member, HUM Group Inc./Healthcare Underwriters Mutual Insurance (1995-2002).

*Jeffrey P. Lessard, Ph.D., CFA; Age: 58; Date of Birth: February 2, 1952; Business Address: 12 - A 317 RIT College of Business, Department of Finance and Accounting, Rochester, New York 14623; Residence Address: 72 Kirklees Road, Pittsford, New York 14534; Share Ownership: 0 common shares, 0 preferred shares; Professional Experience: Presently, Academic Director of Consumer Finance, Associate Director of the center for Consumer Financial Services and professor of Finance at the Rochester Institute of Technology; Education/Other: Ph.D., Finance, University of Arkansas; M.A., Financial Economics, University of Arkansas, M.B.A., Accounting, Plymouth State College of the University of New Hampshire; B.S. Marketing, Political Science, University of New Hampshire; Directorships/Other: Obtained Chartered Financial Analyst designation and is a member of the Disciplinary Review Committee of the Chartered Financial Analysts Institute. Dr. Lessard's primary teaching interests are in the areas of wealth management, investment analysis and portfolio performance. Dr. Lessard has published in a wide variety of journals such as the American Business Review, Akron Business and Economic Review, New York Business and Economic Review, Business Insights, Journal of Financial Education, Journal of Global Business and Southern Business Review. Dr. Lessard's current scholarly interests are in the areas of corporate valuation, performance and presentation standards in the investments industry and the influence of the board of directors upon the creation of shareholder value.

*Thomas M. McDonald; Age: 60; Date of Birth: November 1, 1950; Business Address: c/o Craven Thompson & Associates, Inc., 3563 N.W. 53rd Street, Fort Lauderdale, Florida 33309; Residence Address: 7630 Marblehead Lane, Parkland, Florida 33067; Nationality: U.S. Citizen; Share Ownership: 5,000 common shares, 0 preferred shares; Professional Experience: Presently, Craven Thompson & Associates, Inc., President (1979-present); Education: Bowling Green State University, B.S. Business Administration, major in accounting (1976); Directorships/Other: Board Member, Legacy Bank of Florida (2007-present), Chairman and President, Boys and Girls Clubs of Broward County (2008-2010).

*Robert F. Oden; Age: 54; Date of Birth: December 9, 1956; Business Address: c/o Strategic Asset Management Group, 800 South Andrews Avenue, Suite 204, Fort Lauderdale, Florida 33316; Residence Address: 3073 NW 30th Way, Boca Raton, Florida 33431; Nationality: U.S. Citizen; Share Ownership: 1,000 common shares, 0 preferred shares; Professional Experience: Presently, Partner, Strategic Asset Group (1988-Present (Mr. Oden previously worked for Physicians Financial Group, which merged with Strategic Asset Management Group in 1991)); Education: B.A. Florida Atlantic University (1979); Directorships/Other: N/A.

*Brad Orvieto; Age: 53; Date of Birth: January 11, 1957; Business Address: c/o Strategic Asset Management Group, 800 South Andrews Avenue, Suite 204, Fort Lauderdale, Florida 33316; Residence Address: 10824 NW 2nd Street, Plantation, Florida 33324; Nationality: U.S. Citizen; Share Ownership: 500 common shares, 0 preferred shares; Professional Experience: Presently, Founded Horizon Financial Group, a Financial Planning and Investment Advisory firm, 1985. Horizon Financial Group merged with Strategic Asset Management Group, 1997; Education: University of Miami School of Business (B.B.A, (1979), International Finance and Marketing; Directorships/Other: Certified Financial Planner; Board of Directors, Equus II Inc. (EQS), 2010 Chairman of Broward County Housing Finance Authority, Steering Committee for the Incorporation of the City of Weston, McDonald Family Foundation-Trustee, City of Plantation Comprehensive Planning Board, Anti-defamation League Civil Rights Committee, Broward County Tourist Related Program Grant Panel, Broward County Cultural Arts Grant Panel, Broward County Art in Public Places Steering Committee, Board of Directors-Temple Kol Ami, Corporate Board – Broward County Boys & Girls Club.

*Dwight A. Pike, CFA; Age: 56; Date of Birth: February 2, 1954; Business Address: 5 Holly Lane, Pinehurst, North Carolina 28374; Residence Address: 5 Holly Lane, Pinehurst, North Carolina 28374; Nationality: U.S. Citizen; Share Ownership: 0 common shares, 0 preferred shares; Professional Experience: Presently owner of Pike's Financial Services, LLC, 2000-present, a company specializing in providing accounting, tax, payroll and investment services to individuals and small businesses; Unquowa Partners, 1995-2000, Founding Partner of institutional brokerage business specializing in generating research on small cap companies for institutional clients; Knights of Columbus, 1988-1995 and 1980-1986, Vice-President of Investments managing equity portfolio; Cowen Asset Management, 1986-1988, Vice-President of Portfolio Management before returning to the Knights of Columbus; Mid-Continent Telephone Corporation (predecessor to Alltel), 1978-1980, Financial Analyst; Education/Other: Obtained CFA Designation; College of Wooster, Economics (B.A., 1976) and University of Connecticut (M.B.A., 1977); Directorships/Other: N/A.

*Arthur Charles Regan; Age: 48; Date of Birth: January 24, 1963; Business Address: 505 Eighth Avenue, Suite 800, New York, New York 10018; Residence Address: 1350 N. Jasmine Avenue, Tarpon Springs, Florida 34689; Nationality: U.S. Citizen; Share Ownership: 0 common shares, 0 preferred shares; Professional Experience: Mr. Regan is presently the President & CEO of Regan & Associates, Inc. a NY, NY based proxy solicitation/shareholder services firm founded by him in 1991 and has had numerous articles published on shareholder related matters. He was previously the President of David Francis & Co., Inc. and a Vice President at Morrow & Co, Inc., also proxy solicitation firms; Education/Other: BS in Management & Organizational Behavior from NYU (1984); Directorships/Other: He also formerly served as an outside director and Corporate Secretary for US Wats, Inc. a Bala-Cynwyd, PA based publicly held telecommunications firm until that firm was merged out of existence. Mr. Regan also manages his own investment portfolio and has since 1984.

*G. William Schwert, Ph.D.; Age: 60; Date of Birth: January 26, 1950; Business Address: William E. Simon Graduate School of Business Administration, University of Rochester, Rochester, New York 14627; Residence Address: 71 Knollwood Drive, Rochester, New York 14618; Nationality: U.S. Citizen; Share Ownership: 0 common shares, 0 preferred shares; Professional Experience: Distinguished University Professor of Finance and Statistics, University of Rochester (1998-present), Research Associate, National Bureau of Economic Research, Asset Pricing Group (1988-present), Senior Research Associate, Rochester Center for Economic Research, Department of Economics, University of Rochester (1984-present); Education/Other: Ph.D., University of Chicago, (Economics, Finance, Econometrics) (1975),

7

M.B.A., University of Chicago (1973), A.B. with Honors (Economics), Trinity College (Hartford, Connecticut) (1971); Directorships/Other: *Journal of Financial Economics*, Managing Editor (1995-present) (Advisory Editor, 1986-89; Editor, 1979-86 and 1989-95; Associate Editor, 1977-78), *Journal of Finance*, Associate Editor (1983-2000), *Journal of Monetary Economics*, Associate Editor, 1984-95; Advisory Editor (1995-present), *Journal of Accounting and Economics*, Associate Editor (1978-87), *Abstracts of Working Papers in Economics*, Associate Editor (1987-present), *Journal of Financial Abstracts*, Associate Editor, 1994-98; Editor, Series C, Capital Markets, 1998-present; Co-editor, Series B, Banking and Financial Institutions (1998-present), Advisory Board, *Chase Financial Quarterly*, 1981-82; *Midland Corporate Finance Journal*, 1982-87; *Journal of Applied Corporate Finance* (1988-present), Advisory Committee of Economists to the Inter-University Consortium for Political and Social Research (1990-present), University of Rochester Budget Committee (1990-present), American Economics Association (1973-present), American Finance Association (1975-present (life member)), Econometric Society (1973-95), American Statistical Association (1973-95), Financial Management Association (1989-2006), and Society for Financial Studies (1989-present).

*Douglas Skinner, Ph.D. ; Age: 49; Date of Birth: November 16, 1961; Business Address: John P. and Lillian A. Gould Professor of Accounting, The University of Chicago, Booth School of Business, 5087 South Woodlawn Avenue, Chicago, Illinois 60637; Residence Address: 222 North Columbus Drive, #3004, Chicago, Illinois 60601; Nationality: U.S. Citizen and Australian Citizen; Share Ownership: 0 common shares, 0 preferred shares; Professional Experience: University of Chicago, Booth School of Business, John P. and Lillian A. Gould Professor of Accounting (2006-present), University of Michigan Business School, KPMG Professor of Accounting (1998-2005); Education/Other:, Ph.D., Accounting (major area), Finance (minor area), University of Rochester, (1989), M.S., Applied Economics, University of Rochester (1988), B.Ec. (First Class Honours), Accounting/Finance, Macquarie University, (1985); Directorships/Other: *Journal of Accounting Research,* Co-Editor (2006-present), *Journal of Accounting & Economics*, Associate Editor (1994-2000), Editor (2000-2005), and *Asia-Pacific Journal of Accounting & Economics*, Associate Editor (1999-present).

*Gerard J. Wenzke; Age: 58; Date of Birth: June 14, 1952; Business Address: 17 Surrey Hill Lane, Pittsford, New York 14534; Residence Address: 34 Clarke's Crossing, Fairport, New York 14450; Nationality: U.S. Citizen; Share Ownership: 62,835 common shares, 0 preferred shares; Professional Experience: Founder and Consultant, Distinctive Strategies LLC (2009-present), Chief Executive Officer, First Niagara Risk Management (2005-2008); Education/Other: University of Pennsylvania, Wharton School, Chubb/Wharton Executive Leadership Development Program (2001-2004), American College, Bryn Mawr Pa., Chartered Life Underwriter (1982) and Chartered Financial Consultant (1984), State University of New York College at Brockport, B.S. (Business Administration (1978); Directorships/Other: Sigma Marketing Group, Board of Directors, member (2010-present), Klein Steel Service, Board of Advisors, member (2009-Present), First Niagara Risk Management, Board of Directors, member (2005-2008), Hatch-Leonard Naples, Board of Directors, member (1987-2005) and Assurex Global, Inc., Board of Directors, member (2001-2004).

*Director nominee for election by vote of the common and preferred shareholders voting together
**Director nominee for election by vote of the preferred shareholders of the Fund voting separately as a class.

Our incumbent Trustees' actions have indicated to us that their interests are aligned with Putnam Investment Management and not the shareholders that they have a fiduciary duty to represent. As your fellow long-term shareholder, we therefore feel that now is time for a change and we submit the above, well-qualified nominees for your consideration.

There can be no assurance that the election of our Nominees will improve the Fund's business or otherwise enhance shareholder value. If you are a common shareholder, your vote to elect the Nominees will have the legal effect of replacing twelve incumbent trustees of the Fund to be elected by the common and preferred shareholders voting together as a class and if you are an ARPS shareholder, your vote to elect all Nominees will have the legal effect of replacing fourteen incumbent trustees of the Fund (2 of which preferred shareholders are entitled to elect as preferred shareholders of the Fund voting separately as a class and 12 of which preferred shareholders are entitled to elect by voting together with the common shareholders) with our Nominees.

As your fellow shareholder, Karpus therefore recommends that you vote FOR all of our nominees on the GREEN proxy card, so that shareholders' best interests can be represented on the Board.

For additional information concerning our Nominees, see *Appendix B - Information Concerning the Nominees*.

Please note: If you give us your proxy, we will take all steps necessary and lawful to obtain truly independent representation on the Board of the Fund. Due to the complexities of corporate law, under certain circumstances, if a quorum (50% of the outstanding shares of the Fund) is created, and if management has votes for its nominees of more than half of the shares present, such a situation could result in management's nominees being elected. As such, voting your shares at all, even if voted FOR Karpus nominees, could help create a quorum which could allow management's nominees to be elected. If Karpus believes that voting the proxies it receives would cause there to be a quorum and that the Karpus proposals would thereby not be approved, we may not attend the Meeting and may withhold all proxies in order to attempt to defeat management's Trustee nominees.

If we are not able to obtain truly independent representation on the Board of the Fund, we may not attend the Meeting, we may not vote your shares, and your shares may not be counted toward a quorum. If you do not believe the foregoing condition is reasonably specified, or if you unconditionally want your shares to be represented at the Meeting, you should not give us your proxy. If Karpus does attend the Meeting, unless you indicate otherwise, your shares will be voted FOR all of the Karpus nominees and FOR Karpus' shareholder proposal to terminate the investment management agreement between the Fund and Putnam Investment Management, LLC and FOR Karpus' shareholder proposal to request that the Board of Trustees of PMO consider taking all steps necessary to cause PMO to redeem all outstanding Auction Rate Preferred Shares at par and to utilize Municipal Term Preferred Securities (MTPS), Variable Rate Demand Preferred Securities (VRDPS) and/or Tender Option Bonds (TOBS) as alternate sources of leverage.

Please refer to management's proxy statement for information regarding the names, qualifications and background of the Fund's nominees.


**YOU ARE URGED TO VOTE FOR THE ELECTION OF KARPUS'
NOMINEES ON THE ENCLOSED GREEN PROXY CARD.**


Voting Requirement

The holders of the preferred shares, voting separately as a class are entitled to elect 2 nominees as Trustees. Both the Board and Karpus have proposed 2 nominees for these Trustee positions. Messrs. Goldstein and Cohen are Karpus' proposed nominees to fill these two preferred share Trustee positions.

If a quorum is present at the meeting, the two nominees for election by the holders of the preferred shares voting separately as a class, who receive the greatest number of votes cast by the holders of the preferred shares will be elected as Trustees.

In addition, the Board has proposed 12 additional nominees as Trustees for 12 other Trustee positions, to be elected by both the common and preferred shareholders voting together as a class, and Karpus has proposed 12 additional nominees, Messrs. Baer, Chapman, Insley, Lessard, McDonald, Oden, Orvieto, Pike, Regan, Schwert, Skinner and Wenzke, for those Trustee positions.

If a quorum is present at the Meeting, 12 nominees for the election as Trustees, out of 24 total, will be elected by the holders of the preferred shares and common shares voting together as a single class. The winners will be the 12 nominees who receive the greatest number of votes cast by the holders of the preferred shares and common shares voting together as a single class.

Additionally, if a quorum is present at the Meeting, 2 nominees for the election as Trustees, out of 4 total, will be elected solely by the holders of the preferred shares.

Each preferred shareholder and each common shareholder will be entitled to one vote for each share held.

ITEM 2 – SHAREHOLDER PROPOSAL

TO TERMINATE THE INVESTMENT MANAGEMENT AGREEMENT

At the Meeting, Karpus intends to submit the following proposal:

RESOLVED: The investment management agreement between the Fund and Putnam Investment Management, LLC (the "Manager") shall be terminated.

SUPPORTING STATEMENT

As both common and preferred shareholders of PMO, we are greatly concerned with the quality of the management of our Fund. Specifically, we are most concerned with the Fund's performance as well as the "advice" the Manager has offered to the detriment of Fund shareholders and to the benefit of the Manager and the Fund's Board of Trustees.

With respect to performance, PMO has only been mediocre across multiple time periods within its stated peer group, the Lipper General Muni Debt Leveraged category. Specifically, PMO's performance falls in the 50th percentile for one year performance, and below average for longer 3, 5, and 10-year periods (Source: Putnam, as of 7/31/2010). Additionally, it should also be noted that while the Fund's discount is narrow relative to its historic average, it remains wide relative to its Lipper leveraged closed-end fund category peers (Source: Lipper).

Next, with respect to "advice" offered to the Board, we feel that the Manager has failed miserably. According to multiple press releases for the Fund, the Manager advised the Board of Trustees to delay a proposed merger of the Fund into an open-end fund and then ultimately advised the Board to indefinitely suspend the proposed mergers. Due to this "advice," all classes of PMO's shareholders were denied the ability to realize the intrinsic value of their shares. Further, in our opinion, shareholders were also misled into believing they would be able to receive net asset value for their shares and added to their positions based on the "advice" offered by our Fund's manager.

In the current market environment, many closed-end fund municipal bond shareholders have been able to receive net asset value for their common shares and par value for their preferred shares. This has simply not been the case with our Fund despite the fact that all four original reasons cited for merging PMO into an open-end fund are still valid to this day. Our Manager's apparent advice to our Board is to continue to lock in both common and preferred shareholders and deny them the ability to receive the intrinsic value of their shares. This is not acceptable.

Our Fund has been plagued by poor management long enough. To address our concerns, we believe that an immediate change is necessary and that Putnam Investment Management, LLC must be terminated as our Fund's investment manager.

END OF PROPOSAL

To update you with additional data since we submitted the above-proposal in September 2010, the discount of our Fund remains wider than both its Lipper peers and its 10-year average (Source: Bloomberg). Our Fund has remained at a discount every day since the proposed merger with an open-end fund, thus preventing shareholders any opportunities to realize the full value of their shares. Further, shares of the Fund have not traded at net asset value since ***September 14, 2004***.

As such, we feel that it is imperative that all shareholders vote FOR Karpus' proposal to terminate the investment management agreement between the Fund and Putnam Investment Management, LLC and strongly urge you to vote for our proposal on the GREEN proxy card.

Please note: If you give us your proxy, we will take all steps necessary and lawful to obtain truly independent representation on the Board of the Fund. Due to the complexities of corporate law, under certain circumstances, if a quorum (50% of the outstanding shares of the Fund) is created, and if management has votes for its nominees of more than half of the shares present, such a situation could result in management's nominees being elected. As such, voting your shares at all, even if voted FOR Karpus nominees, could help create a quorum which could allow management's nominees to be elected. If Karpus believes that voting the proxies it receives would cause there to be a quorum and that the Karpus proposals would thereby not be approved, we may not attend the Meeting and may withhold all proxies in order to attempt to defeat management's Trustee nominees.

If we are not able to obtain truly independent representation on the Board of the Fund, we may not attend the Meeting, we may not vote your shares, and your shares may not be counted toward a quorum. If you do not believe the foregoing condition is reasonably specified, or if you unconditionally want your shares to be represented at the Meeting, you should not give us your proxy. If Karpus does attend the Meeting, unless you indicate otherwise, your shares will be voted FOR all of the Karpus nominees and FOR Karpus' shareholder proposal to terminate the investment management agreement between the Fund and Putnam Investment Management, LLC and FOR Karpus' shareholder proposal to request that the Board of Trustees of PMO consider taking all steps necessary to cause PMO to redeem all outstanding Auction Rate Preferred Shares at par and to utilize Municipal Term Preferred Securities (MTPS), Variable Rate Demand Preferred Securities (VRDPS) and/or Tender Option Bonds (TOBS) as alternate sources of leverage.

Voting Requirement

Approval of the termination of the investment management agreement requires the affirmative vote of a "majority of the outstanding voting securities" of the Fund. Under the Investment Company Act of 1940, as amended ("1940 Act"), the vote of a "majority of the outstanding voting securities" means the affirmative vote of the lesser of (a) 67% or more of the shares present at the meeting or represented by proxy if the holders of 50% of the outstanding shares are present or represented by proxy or (b) more than 50% of the outstanding voting shares. The Fund's common shareholders and preferred shareholders will vote together as a single class on this proposal. Each preferred shareholder and each common shareholder will be entitled to one vote for each share held.

ITEM 3 – SHAREHOLDER PROPOSAL

TO REQUEST THAT THE BOARD OF TRUSTEES OF PMO CONSIDER TAKING ALL STEPS NECESSARY TO CAUSE PMO TO REDEEM ALL OUTSTANDING AUCTION RATE PREFERRED SHARES AT PAR AND TO UTILIZE MUNICIPAL TERM PREFERRED SECURITIES (MTPS), VARIABLE RATE DEMAND PREFERRED SECURITIES (VRDPS) AND/OR TENDER OPTION BONDS (TOBS) AS ALTERNATE SOURCES OF LEVERAGE

At the Meeting, Karpus intends to submit the following proposal:

BE IT RESOLVED, that the Board of Trustees of Putnam Municipal Opportunities Trust ("PMO" or the "Fund") consider taking all steps necessary to cause PMO to redeem all outstanding auction rate preferred shares at par and to utilize Municipal Term Preferred Securities (MTPS), Variable Rate Demand Preferred Securities (VRDPS) and/or Tender Option Bonds (TOBs) as alternate sources of leverage.

SUPPORTING STATEMENT

When PMO holds its 2011 Annual Shareholder meeting, it will have been more than three years since the last auction process for PMO's auction rate preferred shares ("ARPS") took place. ARPS holders' investments are frozen, with no liquidity. The Fund has held ARPS shareholders' capital hostage long enough and we feel that it is time for the Fund to act in a proactive fashion by redeeming all remaining outstanding ARPS at par and replacing the leverage provided by the ARPS with MTPS, VRDPS and/or TOBs (should the Board deem it appropriate to maintain the current closed-end structure).

In a presentation last year, the Fund stated that "the Independent Trustees have acted in shareholders' best interests since the auction rate-securities market collapsed." We disagree. If the Fund had truly wanted to act in the interests of both common and preferred shareholders, it would have either: (1) merged the Fund into the an open-end fund as previously announced; or (2) replaced all outstanding auction rate preferred shares at par with the above-stated alternate forms of leverage.

To address the first action, if the Fund had followed through on its own recommendation in a timely fashion (rather than delaying and then suspending), **all** shareholders would have benefitted by receiving full value for their shares. Additionally, we feel that it is important to note that in the current market environment, many closed-end fund municipal bond shareholders have been able to receive net asset value for their common shares and par value for their preferred shares. This has not been the case with our Fund, despite the fact that all four original reasons cited for merging PMO into an open-end fund are still valid to this day.

Addressing the second action, if the Fund would have taken steps to complete the replacement of all outstanding ARPS, the Fund could benefit existing ARPS shareholders by providing liquidity at par and also could benefit common shareholders by taking advantage of low interest rate vehicles while simultaneously mitigating the risk of a significant increase in the cost of leverage should short-term interest rates rise.

Shareholders deserve a definitive plan from their Fund and Trustees. To our knowledge, no solutions beyond the auction rate preferred redemptions completed in anticipation of the merger of PMO into the stated open-end fund have been announced. **This is not acceptable**. ARPS holders must be able to receive the intrinsic value of their shares and common shareholders must be protected from a potentially higher cost of leverage should short-term interest rates rise.

END OF PROPOSAL

For the reasons stated above, we feel that it is imperative that all shareholders vote FOR Karpus' proposal to request that the Board of Trustees consider taking all steps necessary to cause PMO to redeem all outstanding auction rate preferred shares at par and to utilize MTPS, VRDPS and/or TOBs as alternate sources of leverage.

Please note: If you give us your proxy, we will take all steps necessary and lawful to obtain truly independent representation on the Board of the Fund. Due to the complexities of corporate law, under certain circumstances, if a quorum (50% of the outstanding shares of the Fund) is created, and if management has votes for its nominees of more than half of the shares present, such a situation could result in management's nominees being elected. As such, voting your shares at all, even if voted FOR Karpus nominees, could help create a quorum which could allow management's nominees to be elected. If Karpus believes that voting the proxies it receives would cause there to be a quorum and that the Karpus proposals would thereby not be approved, we may not attend the Meeting and may withhold all proxies in order to attempt to defeat management's Trustee nominees.

If we are not able to obtain truly independent representation on the Board of the Fund, we may not attend the Meeting, we may not vote your shares, and your shares may not be counted toward a quorum. If you do not believe the foregoing condition is reasonably specified, or if you unconditionally want your shares to be represented at the Meeting, you should not give us your proxy. If Karpus does attend the Meeting, unless you indicate otherwise, your shares will be voted FOR all of the Karpus nominees and FOR Karpus' shareholder proposal to terminate the investment management agreement between the Fund and Putnam Investment Management, LLC and FOR Karpus' shareholder proposal to request that the Board of Trustees of PMO consider taking all steps necessary to cause PMO to redeem all outstanding Auction Rate Preferred Shares at par and to utilize Municipal Term Preferred Securities (MTPS), Variable Rate Demand Preferred Securities (VRDPS) and/or Tender Option Bonds (TOBS) as alternate sources of leverage.

Voting Requirement

Provided a quorum is present, approval of this proposal requires the affirmative vote of a majority of the votes cast at the Annual Meeting on the proposal. The Fund may choose not to adopt this proposal even if shareholders approve of the proposal at the Annual Meeting.

VOTING AND PROXY PROCEDURES

According to the Fund, as of the record date, there were [   ] shares of common stock outstanding (the "Common Shares") and [   ] shares of auction rate preferred shares outstanding ("ARPS").

The Fund has set the close of business on [   ], 2011 as the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting (the "Record Date"). Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.

VOTES REQUIRED FOR APPROVAL

The holders of the preferred shares, voting separately as a class are entitled to elect 2 nominees as Trustees. Both the Board and Karpus have proposed 2 nominees for these Trustee positions. Messrs. Goldstein and Cohen are Karpus' proposed nominees to fill these two preferred share Trustee positions.

If a quorum is present at the meeting, the two nominees for election by the holders of the preferred shares voting separately as a class, who receive the greatest number of votes cast by the holders of the preferred shares will be elected as Trustees.

In addition, the Board has proposed 12 additional nominees as Trustees for 12 other Trustee positions, to be elected by both the common and preferred shareholders voting together as a class, and Karpus has proposed 12 additional nominees, Messrs. Baer, Chapman, Insley, Lessard, McDonald, Oden, Orvieto, Pike, Regan, Schwert, Skinner and Wenzke, for those Trustee positions.

If a quorum is present at the Meeting, 12 nominees for the election as Trustees, out of 24 total, will be elected by the holders of the preferred shares and common shares voting together as a single class. The winners will be the 12 nominees who receive the greatest number of votes cast by the holders of the preferred shares and common shares voting together as a single class.

Additionally, if a quorum is present at the Meeting, 2 nominees for the election as Trustees, out of 4 total, will be elected solely by the holders of the preferred shares.

Each preferred shareholder and each common shareholder will be entitled to one vote for each share held.

Approval of the termination of the investment management agreement requires requires the affirmative vote of a "majority of the outstanding voting securities" of the Fund. Under the Investment Company Act of 1940, as amended ("1940 Act"), the vote of a "majority of the outstanding voting securities" means the affirmative vote of the lesser of (a) 67% or more of the shares present at the meeting or represented by proxy if the holders of 50% of the outstanding shares are present or represented by proxy or (b) more than 50% of the outstanding voting shares. The Fund's common shareholders and preferred shareholders will vote together as a single class on this proposal. Each preferred shareholder and each common shareholder will be entitled to one vote for each share held.

Provided a quorum is present, approval of the proposal requesting the Board of Trustees to consider taking all steps necessary to cause PMO to redeem all outstanding auction rate preferred shares at par and to utilize MTPS, VRDPS and/or TOBs as alternate sources of leverage requires the affirmative vote of a majority of the votes cast at the Annual Meeting on the proposal. The Fund may choose not to adopt this proposal even if shareholders approve of the proposal at the Annual Meeting.

The information set forth above regarding the votes required for approval of the proposals is based on information contained in the Fund's proxy statement. The incorporation of this information in this proxy statement should not be construed as an admission by us that such process and procedures are legal, valid or binding.

ABSTENTIONS

Abstentions will be counted for the purpose of determining whether a quorum is present. Abstentions will not be counted as votes cast on any proposal set forth in this proxy statement. Accordingly, abstentions will have the effect of a vote against (1) Karpus' Nominees; (2) Karpus' proposal recommending that the investment management agreement between the Fund and the Manager shall be terminated; and (3) Karpus' proposal recommending that the Board of Trustees of PMO consider taking all steps necessary to cause PMO to redeem all outstanding auction rate preferred shares at par and to utilize Municipal Term Preferred Securities (MTPS), Variable Rate Demand Preferred Securities (VRDPS) and/or Tender Option Bonds (TOBs) as alternate sources of leverage.

DISCRETIONARY VOTING

Shares held in "street name" and held of record by banks, brokers or nominees may not be voted by such banks, brokers or nominees unless the beneficial owners of such Shares provide them with instructions on how to vote.

For additional and related information concerning the voting and proxy procedures for the Annual Meeting, see *Appendix A - Information Concerning the Annual Meeting*.

IF YOU WISH TO VOTE FOR THE ELECTION OF OUR NOMINEES TO THE BOARD OR FOR OUR SHAREHOLDER PROPOSALS, PLEASE VOTE YOUR SHARES BY TELEPHONE OR INTERNET, AS DESCRIBED IN THE ENCLOSED GREEN PROXY CARD, OR BY SIGNING, DATING AND RETURNING PROMPTLY THE ENCLOSED GREEN PROXY CARD, IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SPECIAL RULE FOR PROPORTIONAL VOTING

For funds listed on the New York Stock Exchange that have outstanding preferred shares, in accordance with the rules of the exchange, brokerage firms may vote for (or against) a proposal, on behalf of their clients who beneficially own the remarketed or auction rate preferred shares and from whom they have not received voting instructions, in the same proportion as votes for (and against) such proposal have been received from holders of preferred shares if (i) the holders of a minimum of 30% of the outstanding preferred shares have been voted by the holders of preferred shares, (ii) holders of less than 10% of the outstanding preferred shares have voted against such proposal and (iii) the holders of the common shares have approved such proposal.

PROCEDURES

For the proxy solicited hereby to be voted or, under the circumstances specified herein, not voted, the enclosed GREEN proxy card must be signed, dated and returned to:

Karpus Management, Inc., d/b/a Karpus Investment Management
c/o Regan & Associates, Inc.
505 Eighth Avenue, Suite 800
New York, New York 10018

in the enclosed envelope, in time to be voted at the Meeting. If you wish to vote in accordance with our recommendations, you must submit the enclosed GREEN proxy card and must not subsequently submit the Fund's proxy card. **IF YOU HAVE ALREADY RETURNED THE FUND'S PROXY CARD, YOU HAVE THE RIGHT TO REVOKE IT AND ALL MATTERS COVERED THEREBY AND MAY DO SO BY SUBSEQUENTLY SIGNING, DATING AND MAILING THE ENCLOSED GREEN PROXY CARD. ONLY YOUR LATEST PROXY WILL COUNT AT THE MEETING.** Execution of a GREEN proxy card will not affect your right to attend the Meeting and to vote in person.

REVOCATION OF PROXIES

Any proxy may be revoked as to all matters covered thereby at any time prior to the time a vote is taken by: (i) submitting to the Fund or to us a later dated written revocation or a duly executed proxy; or (ii) attending and voting at the Meeting in person (mere attendance at the Meeting will not in and of itself constitute a revocation).

Although a revocation of a proxy solicited by the Fund will be effective only if delivered to the Fund, we request that either the original or a copy of all revocations be mailed to Karpus Management, Inc., d/b/a Karpus Investment Management, c/o Regan & Associates, Inc., 505 Eighth Avenue, Suite 800, New York, New York 10018, so that we will be aware of all revocations and can more accurately determine if and when the requisite proxies have been received.

BROKER VOTES

For all matters to be voted upon, an abstention or broker non-vote will not be considered a vote cast. Abstentions will be counted and broker non-votes, if any, will be considered not present for the purpose of determining the presence of a quorum.

"Broker non-votes" occur when a broker has not received voting instructions from the beneficial owner of the shares and either declines to exercise its discretionary voting authority or is barred from doing so because the proposal is contested. Broker non-votes cannot be voted on non-routine matters submitted to a vote without direction of the beneficial owner.

If any of your shares were held in the name of a brokerage firm, bank nominee, or other institution on the Record Date, only that institution can vote your shares and only upon receipt of your specific instructions. Accordingly, please promptly contact the person responsible for your account at such institution and instruct that person to execute and return the GREEN proxy card on your behalf. You should also promptly sign, date, and mail the voting instructions form (or GREEN proxy card) that your broker or banker sends you. Please do this for each account you maintain to ensure that all of your shares are voted. If any of your shares were held in the name of a brokerage firm, bank, bank nominee, or

17

other institution on the Record Date, to revoke your proxy you will need to give appropriate instructions to such institution. IF YOU DO NOT GIVE INSTRUCTIONS TO YOUR BROKER OR OTHER NOMINEE, YOUR SHARES WILL NOT BE VOTED.

HOW SHARES WILL BE VOTED

As stated previously, a majority of the shares entitled to vote constitutes a quorum for the transaction of business with respect to any proposal at the Meeting, except that, where the preferred shares or common shares shall vote as separate classes, then a majority of the aggregate number of shares of each class shall be necessary to constitute a quorum for the transaction of business by that class. Votes cast by proxy or in person at the Meeting will be counted by persons appointed as tellers for the Meeting. The tellers will count the total number of votes cast "for" approval of a proposal for purposes of determining whether sufficient affirmative votes have been cast. For all matters to be voted upon, an abstention or broker non-vote will not be considered a vote cast. Abstentions will be counted and broker non-votes (i.e. shares held by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or the persons entitled to vote and (ii) the broker or nominee does not have the discretionary voting power on a particular matter), if any, will be considered not present for the purpose of determining the presence of a quorum at the Meeting.

Please note: If you give us your proxy, we will take all steps necessary and lawful to obtain truly independent representation on the Board of the Fund. Due to the complexities of corporate law, under certain circumstances, if a quorum (50% of the outstanding shares of the Fund) is created, and if management has votes for its nominees of more than half of the shares present, such a situation could result in management's nominees being elected. As such, voting your shares at all, even if voted FOR Karpus nominees, could help create a quorum which could allow management's nominees to be elected. If Karpus believes that voting the proxies it receives would cause there to be a quorum and that the Karpus proposals would thereby not be approved, we may not attend the Meeting and may withhold all proxies in order to attempt to defeat management's Trustee nominees.

If we are not able to obtain truly independent representation on the Board of the Fund, we may not attend the Meeting, we may not vote your shares, and your shares may not be counted toward a quorum. If you do not believe the foregoing condition is reasonably specified, or if you unconditionally want your shares to be represented at the Meeting, you should not give us your proxy. If Karpus does attend the Meeting, unless you indicate otherwise, your shares will be voted FOR all of the Karpus nominees and FOR Karpus' shareholder proposal to terminate the investment management agreement between the Fund and Putnam Investment Management, LLC and FOR Karpus' shareholder proposal to request that the Board of Trustees of PMO consider taking all steps necessary to cause PMO to redeem all outstanding Auction Rate Preferred Shares at par and to utilize Municipal Term Preferred Securities (MTPS), Variable Rate Demand Preferred Securities (VRDPS) and/or Tender Option Bonds (TOBS) as alternate sources of leverage.

Unless we decide, under the conditions specified above, not to attend the Meeting in order to defeat a quorum, shares represented by a GREEN proxy card where no specification has been made will be voted:

1. FOR all of Karpus' nominees;
2. FOR Karpus' proposal to terminate the investment management agreement;

3. FOR Karpus' shareholder proposal to request that the Board of Trustees of PMO consider taking all steps necessary to cause PMO to redeem all outstanding Auction Rate Preferred Shares at par and to utilize Municipal Term Preferred Securities (MTPS), Variable Rate Demand Preferred Securities (VRDPS) and/or Tender Option Bonds (TOBS) as alternate sources of leverage.

And to transact such other business as may properly come before the Meeting, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof.

OTHER MATTERS, PARTICIPANT AND ADDITIONAL INFORMATION

Karpus is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which Karpus is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed GREEN proxy card will vote on such matters in their discretion.

We are asking you to vote FOR the election of our Nominees, FOR our proposal to terminate the Fund's investment advisory agreement, and FOR our proposal requesting that the Board of Trustees of the Fund consider taking all steps necessary to cause PMO to redeem all outstanding auction rate preferred shares at par and to utilize Municipal Term Preferred Securities (MTPS), Variable Rate Demand Preferred Securities (VRDPS) and/or Tender Option Bonds (TOBs) as alternate sources of leverage.

The enclosed GREEN card may only be voted for our Nominees and does not confer voting power with respect to the Fund's nominees. We intend to vote all of our Shares for the election of our Nominees and for both of our proposals outlined above and will not vote our Shares in favor of any of the Fund's director nominees.

Karpus has omitted from this proxy statement certain disclosures that we anticipate will be included in the Fund's proxy statement. These disclosures include, among other things, biographical information on the Fund's trustees and executive officers, the dollar range of Shares owned by trustees of the Fund and information on committees of the Board. Shareholders should refer to the Fund's proxy statement in order to review these disclosures.

According to the Fund's last proxy statement, the Fund's investment manager is Putnam Investment Management, LLC, with headquarters at One Post Office Square, Boston, Massachusetts 02109.

For additional information concerning the participants in the Solicitation, see *Appendix C - Participant Information*.

See *Appendix E* of this proxy statement for information regarding persons who beneficially own more than 5% of the Shares of the Fund.

The information concerning the Fund contained in this proxy statement and the appendices attached hereto has been taken from, or is based upon, publicly available information.

KARPUS INVESTMENT MANAGEMENT

[   ], 2011

THIS SOLICITATION IS BEING MADE BY KARPUS AND NOT ON BEHALF OF THE BOARD OF TRUSTEES OR MANAGEMENT OF THE FUND. KARPUS IS NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING. SHOULD OTHER MATTERS, WHICH KARPUS IS NOT AWARE OF WITHIN A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED **GREEN** PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

KARPUS URGES YOU TO VOTE IN FAVOR OF THE ELECTION OF KARPUS' NOMINEES AND FOR BOTH OF THE ABOVE-DESCRIBED PROPOSALS, EITHER BY TELEPHONE OR BY INTERNET AS DESCRIBED IN THE ENCLOSED **GREEN** PROXY CARD OR BY SIGNING, DATING AND RETURNING THE ENCLOSED **GREEN** PROXY CARD TODAY.

**APPENDIX TO PROXY STATEMENT FILED BY
KARPUS MANAGEMENT, INC., D/B/A KARPUS INVESTMENT MANAGEMENT
RELATING TO THE 2011 ANNUAL MEETING OF SHAREHOLDERS OF
PUTNAM MUNICIPAL OPPORTUNITIES TRUST[1]**

Appendix A - Additional Information Concerning the Annual Meeting

Appendix B - Additional Information About the Nominees

Appendix C - Additional Information Concerning the Participants

**Appendix D - Purchases and Sales in the Shares of the Fund
During the Past Two Years**

Appendix E - Security Ownership of Certain Beneficial Owners

---

[1] Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Proxy Statement.

ADDITIONAL INFORMATION CONCERNING THE ANNUAL MEETING

The proxy statement relates to the 2011 Annual Meeting of Shareholders of Putnam Municipal Opportunities Trust ("PMO" or the "Fund"). The address of the principal executive offices of the Fund is One Post Office Square, 8th Floor, Boston, Massachusetts 02109. The Fund's Secretary may be contacted c/o the Putnam Funds, One Post Office Square, 8th Floor, Boston, Massachusetts 02109.

VOTING AND PROXY PROCEDURES

Shareholders, including those who expect to attend the Annual Meeting, are urged to vote their Shares today by following the instructions for Internet voting detailed on the enclosed GREEN proxy card, by calling the toll-free number contained therein, or by signing, dating and mailing the enclosed GREEN proxy card in the enclosed return envelope to Karpus Investment Management, c/o Regan & Associates, Inc., in the enclosed postage-paid envelope.

Authorized proxies will be voted at the annual meeting as marked and, in the absence of specific instructions, will be voted FOR all of Karpus' nominees; FOR Karpus' proposal to terminate the investment management agreement; FOR Karpus' shareholder proposal to request that the Board of Trustees of PMO consider taking all steps necessary to cause PMO to redeem all outstanding Auction Rate Preferred Shares at par and to utilize Municipal Term Preferred Securities (MTPS), Variable Rate Demand Preferred Securities (VRDPS) and/or Tender Option Bonds (TOBS) as alternate sources of leverage; and to transact such other business as may properly come before the Meeting, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof.

QUORUM

In order to conduct any business at the Annual Meeting, a quorum must be present in person or represented by valid proxies. The presence in person or by proxy of shareholders entitled to cast a majority of the votes entitled to be cast at the Annual Meeting constitutes a quorum. All Shares that are voted "FOR", "AGAINST" or "ABSTAIN" (or "WITHHOLD" in the case of election of trustees) on any matter will count for purposes of establishing a quorum and will be treated as Shares entitled to be voted at the Annual Meeting.

ABSTENTIONS

For all matters to be voted upon, an abstention or broker non-vote will not be considered a vote cast. Abstentions will be counted and broker non-votes, if any, will be considered not present for the purpose of determining the presence of a quorum at the Meeting.

DISCRETIONARY VOTING

Shares held in "street name" and held of record by banks, brokers or nominees may not be voted by such banks, brokers or nominees unless the beneficial owners of such Shares provide them with instructions on how to vote.

REVOCATION OF PROXIES

Any proxy may be revoked as to all matters covered thereby at any time prior to the time a vote is taken by: (i) submitting to the Fund or to us a later dated written revocation or a duly executed proxy; or

(ii) attending and voting at the Meeting in person (mere attendance at the Meeting will not in and of itself constitute a revocation).

Although a revocation of a proxy solicited by the Fund will be effective only if delivered to the Fund, we request that either the original or a copy of all revocations be mailed to Karpus Management, Inc., d/b/a Karpus Investment Management, c/o Regan & Associates, Inc., 505 Eighth Avenue, Suite 800, New York, New York 10018, so that we will be aware of all revocations and can more accurately determine if and when the requisite proxies have been received.

Shareholders of the Fund may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the annual meeting will not in and of itself constitute revocation of a proxy), by delivering a later-dated proxy by Internet, by telephone or by mail, or by delivering a written notice of revocation. The delivery of a later-dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to Karpus in care of Regan & Associates, Inc. at the address set forth on the back cover of this proxy statement or to the Fund's Executive Vice President, Treasurer, Principal Executive Officer and Compliance Liason, Jonathan S. Horwitz, c/o The Putnam Funds, One Post Office Square, Boston, Massachusetts 02109, or to any other address provided by the Fund.

Although a revocation is effective if delivered to the Fund, Karpus requests that either the original or photostatic copies of all revocations be mailed to Karpus in care of Regan & Associates, Inc. at the address set forth on the back cover of this proxy statement so that Karpus will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the record date of a majority of the outstanding Shares. If you hold your shares in street name, please check your voting instruction card or contact your bank, broker or nominee for instructions on how to change or revoke your vote. Additionally, Regan & Associates, Inc. may use this information to contact shareholders who have revoked their proxies in order to solicit later-dated proxies for the election of the Nominees and approval of other proposals described herein.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this proxy statement is being made by Karpus. Proxies may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements.

Karpus has entered into an agreement with Regan & Associates, Inc. for solicitation and advisory services in connection with this solicitation, for which Regan & Associates, Inc. will receive a fee not to exceed $[_____], together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Karpus and Regan & Associates, Inc. will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Karpus has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record. Karpus will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Karpus will utilize approximately [__] persons and Regan & Associates, Inc. will employ approximately [__] persons to solicit the Fund's shareholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Karpus. Because Karpus believes that the Fund's shareholders will benefit from the Solicitation, Karpus intends to seek reimbursement from the Fund, to the fullest extent permitted by law, of all expenses it incurs in connection with the Solicitation. Karpus does not intend to submit the question of such reimbursement to a vote of security holders of the Fund unless otherwise required by law. Costs of the Solicitation of proxies are currently estimated to be approximately $[_____]. Karpus estimates that through the date hereof, its expenses in connection with the Solicitation are approximately $[_____].

SHAREHOLDER PROPOSALS

According to the Fund's proxy statement, the Fund has established advance notice requirements pursuant to its Amended and Restated Bylaws (the "Bylaws").

It is anticipated that PMO's next annual meeting of shareholders will be held in April 2012. The Trustees of PMO have indicated in the past the right to set an earlier or later date for an annual meeting of the Fund. Based on prior year's proxy statements, it is further anticipated that for shareholder proposals to be included in the proxy statement for the 2012 meeting, such proposals must be received by PMO on or before September [   ], 2011. In order for a shareholder proposal to be included in the proxy statement, both the submitting shareholder and the proposal itself must satisfy the requirements set forth in Rule 14a-8 under the 1934 Act. Additionally, Shareholders who wish to make a proposal at the annual meeting for the 2011-2012 fiscal year — other than one that will be included in the Fund's proxy materials —should notify the Fund no later than December [   ], 2011. Shareholders who wish to propose one or more nominees for election as Trustees, or to make a proposal fixing the number of Trustees, at the 2012 annual meeting must provide written notice to the Fund (including all required information) so that such notice is received in good order by the fund no earlier than January [   ], 2012 and no later than February [   ], 2012.

The information set forth above regarding the procedures for submitting shareholder nominations and proposals for consideration at the Fund's 2012 annual meeting of shareholders is based on information contained in the Fund's last publicly filed proxy statement. The incorporation of this information in this proxy statement should not be construed as an admission by us that such procedures are legal, valid or binding.

APPENDIX B

ADDITIONAL INFORMATION ABOUT THE NOMINEES

Karpus has nominated fourteen (14) highly qualified individuals for nomination as trustees at the Annual Meeting. Messrs. Cohen and Goldstein are being nominated to be elected by the vote of the preferred shareholders voting separately as a class, and Messrs. Baer, Chapman, Insley, Lessard, McDonald, Oden, Orvieto, Pike, Regan, Schwert, Skinner and Wenzke are being nominated to be elected by the vote of the common and preferred shareholders voting together as a class (each, individually, a "Nominee" and, collectively, the "Nominees").

As of the Record Date, the dollar range of Shares of the Fund beneficially owned by each Nominee is as follows:

Nominee Share Ownership Summary

Name of Karpus Nominee	Dollar Range of PMO Common Shares Owned	Common Shares Owned	Dollar Range of PMO Preferred Shares Owned	Preferred Shares Owned
*Walter S. Baer	$0	0	$0	0
*Donald Chapman	$10,001-$50,000	3,725	$0	0
**Richard W. Cohen	$10,001-$50,000	3,152	$10,001-$50,000	1
**Phillip Goldstein	$0	0	$0	0
*Glen T. Insley, CFA	$0	0	$0	0
*Jeffrey P. Lessard, Ph.D., CFA	$0	0	$0	0
*Thomas M. McDonald	$50,001-$100,000	5,000	$0	0
*Robert F. Oden	$10,001-$50,000	1,000	$0	0
*Brad Orvieto	$1-$10,000	500	$0	0
*Dwight A. Pike, CFA	$0	0	$0	0
*Arthur Charles Regan	$0	0	$0	0
*G. William Schwert, Ph.D.	$0	0	$0	0
*Douglas Skinner, Ph.D.	$0	0	$0	0
*Gerard J. Wenzke	>$100,000	62,835	$0	0

*Director nominee for election by vote of the common and preferred shareholders voting together as a class
**Director nominee for election solely by vote of the preferred shareholders of the Fund.
***Dollar Range of Ownership based on a price of $[   ] per share based on the closing price of the common shares on [   ], 2011.

Further, except as set forth herein or in any appendix hereto, to the best of Karpus' knowledge:

None of the Nominees, their affiliates or any other related persons, has, during the past 5 years, held any position, including as an officer, employee, director or general partner, with (i) the Fund, (ii) any investment company, or any person that would be an investment company but for the exclusions provided by Sections 3(c)(1) and (c)(7) of the 1940 Act, having the same investment adviser, principal underwriter or Sponsoring Insurance Company (as such item is defined in the 1940 Act) or under the control of such investment adviser, principal underwriter or Sponsoring Insurance Company, as the Fund, (iii) the Fund's investment adviser, principal underwriter or Sponsoring Insurance Company and (iv) any person, directly or indirectly controlling, controlled by, or under common control of the Fund's investment adviser, principal underwriter, or Sponsoring Insurance Company.

Since the beginning of the Fund's last two completed fiscal years, no officer of an investment adviser, principal underwriter, or Sponsoring Insurance Company, of the Fund, or of a person directly or indirectly controlling, controlled by, or under common control thereby, serves, or has served, on the board of directors of a company of which a Nominee or any of his Immediate Family Members (as such term is defined in Schedule 14A of the Securities Exchange Act of 1934, as amended) is or was an officer.

Since the beginning of the Fund's last two completed fiscal years, no Nominee or any of his Immediate Family Members was a party to any transaction, or series of similar transactions or is a party to any currently proposed transaction, or series of similar transactions, in which the amount involved exceeded or is to exceed $120,000 or has or has had any direct or indirect relationship, in which the amount involved exceeded or is to exceed $120,000, to which (i) the Fund, (ii) any of its officers, (iii) any investment company, or officer thereof, or any person, or officer thereof, that would be an investment company but for the exclusions provided by Sections 3(c)(1) and (c)(7) of the 1940 Act, having the same investment adviser, principal underwriter or Sponsoring Insurance Company or under the control of such investment adviser, principal underwriter or Sponsoring Insurance Company, as the Fund, (iv) the Fund's investment adviser, principal underwriter or Sponsoring Insurance Company, or officer thereof, or (v) any person, or officer thereof, directly or indirectly controlling, controlled by, or under common control of the Fund's investment adviser, principal underwriter, or Sponsoring Insurance Company, was or is to be a party.

No Nominee or any of his Immediate Family Members has or has had any direct or indirect interest, the value of which exceeded or is to exceed $120,000, during the past five years, in (i) the Fund's investment adviser, principal underwriter or Sponsoring Insurance Company; or (ii) any person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with the Fund's investment adviser, principal underwriter, or Sponsoring Insurance Company.

No Nominee or any of his Immediate Family Members owns beneficially or of record any class of securities in (i) the Fund's investment adviser, principal underwriter or Sponsoring Insurance Company; or (ii) any person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with the Fund's investment adviser, principal underwriter, or Sponsoring Insurance Company.

None of the Nominees or any of their Immediate Family Members has, or has had since the beginning of the Company's last two completed fiscal years, or has currently proposed, any direct or indirect relationship, in which the amount involved exceeds $120,000, with any of the persons specified in paragraphs (b)(8)(i) through (b)(8)(viii) of Item 22 of Schedule 14A.

The Nominees are citizens of the United States of America and Mr. Skinner is also a citizen of Australia.

Other than as stated in the proxy statement, including the appendices attached thereto, the Nominees will not receive any compensation from Karpus for their services as trustees of the Fund, nor are there any arrangements or understandings between Karpus and any of the Nominees or any other person or persons pursuant to which the nomination described herein is to be made, other than the consent by each of the Nominees to be named in the proxy statement and to serve as a director of the Fund if elected as such at the Annual Meeting. Additionally, other than as stated in the proxy statement, none of the Nominees is a party adverse to the Fund or any of its subsidiaries or has a material interest adverse to the Fund or any of its subsidiaries in any material pending legal proceedings.

Mr. Goldstein, a nominee to be elected by the vote of the ARPS shareholders voting separately as a class, has indicated the following pertaining to outstanding litigation to which he is a party: On January 31, 2007 the Acting Director of the Securities Division of the Massachusetts Secretary of State filed a complaint against Mr. Goldstein and certain related parties (the Bulldog Parties) alleging that they violated Massachusetts law by making truthful information about certain unregistered investments available on a website and by sending an e-mail containing truthful material about such investments to an individual who requested it. On March 23, 2007 the Bulldog Parties filed a lawsuit in the Massachusetts Superior Court against the Secretary alleging that the enforcement action violated 42 U.S.C. § 1983 because, among other things, it violated their First Amendment rights. On October 17, 2007 the Secretary issued an "obey the law" cease and desist order (the Order) and fined the Bulldog Parties $25,000. On November 15, 2007 the Bulldog Parties filed an appeal of the Order in the Massachusetts Superior Court. On February 12, 2009 the Massachusetts Superior Court upheld the Order. The Bulldog Parties further appealed the Order to the Massachusetts Appeals Court. On October 21, 2009 the Massachusetts Supreme Judicial Court (the SJC), the state's highest court, unilaterally transferred the case to itself. On July 2, 2010 the SJC upheld the Order except for the Bulldog Parties' First Amendment claim which it ruled must be decided in the appeal of the aforementioned § 1983 lawsuit which Massachusetts Superior Court decided in the Secretary's favor on September 26, 2009. The Bulldog Parties filed an appeal of the September 26, 2009 decision in the § 1983 lawsuit in the Massachusetts Appeals Court. On July 23, 2010, the SJC unilaterally transferred the appeal of the § 1983 lawsuit to itself and the SJC will decide the appeal. Oral argument is scheduled for January 6, 2011.

Karpus does not expect that the Nominees will be unable to stand for election, but, in the event that such persons are unable to serve or for good cause will not serve, the Shares represented by the enclosed **GREEN** proxy card will be voted for substitute nominees. In addition, Karpus reserves the right to nominate substitute persons if the Fund makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Nominees. In any such case, Shares represented by the **GREEN** proxy card will be voted for such substitute nominees. Karpus reserves the right to nominate additional persons if the Fund increases the size of the Board above its existing size, increases the number of trustees whose terms expire at the Annual Meeting or calls a meeting to fill any vacancies on the Board. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Karpus that any attempt to increase the size of the current Board or to reconstitute or reconfigure the classes on which the current trustees serve constitutes an unlawful manipulation of the Fund's corporate machinery.

ADDITIONAL INFORMATION CONCERNING THE PARTICIPANTS

Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus") is deemed to be the sole Participant. Karpus was founded in 1986 by George Karpus and Jo Ann Van Degriff. George W. Karpus is the President, CEO and Controlling Stockholder and Jo Ann Van Degriff is Partner Emeritus. Karpus' principal business and occupation is an independent registered Investment Adviser and provides investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others. Karpus' principal business address is: 183 Sully's Trail, Pittsford, New York 14534 (a suburb of Rochester). During the past ten (10) years, none of the principals or Karpus has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Karpus represents beneficial ownership of 6,879,143 common shares of PMO, or 16.1% of the outstanding common shares, and 286 auction rate preferred shares of PMO or 4% of the total outstanding auction rate preferred shares ("ARPS"). Such calculations are based on the aggregate amount of 7,154 outstanding auction rate preferred shares (3,417 shares of Series B Preferred Shares and 3,737 Series C Preferred Shares) and 42,871,374 common shares outstanding, as indicated on PMO's Annual Statement filed with the U.S. Securities and Exchange Commission on June 28, 2010, dated as of April 30, 2010.

Except as set forth elsewhere in this Proxy Statement (including all exhibits and appendices attached thereto), to the best of Karpus' knowledge: (i) no participant in this Solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Fund, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (ii) no associate of any participant in this Solicitation owns beneficially, directly or indirectly, any securities of the Fund; (iii) no participant in this Solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Fund; (iii) no participant in this Solicitation or any of his/her/its associates was a party to any transaction, or series of similar transactions, since the beginning of the Fund's last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Fund or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (iv) no participant in this Solicitation or any of his/her/its associates has any arrangement or understanding with any person with respect to any future employment by the Fund or its affiliates, or with respect to any future transactions to which the Fund or any of its affiliates will or may be a party; and (v) no part of the purchase price or market value of the securities of the Fund owned by any participant in this Solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this Solicitation has entered into any derivative instrument, swap, option, warrant, short interest, hedge or profit interest or other transaction by or on behalf of such participant, or any shareholder associated person, with respect to shares of the Fund; (vii) no participant in this Solicitation has entered into any other transaction, agreement, arrangement or understanding (including any short position or any borrowing or lending of shares) by or on behalf of such participant, or any shareholder associated person, the effect or intent of any of the foregoing being to mitigate loss to, or to manage risk or benefit of stock price changes for, such person, or any shareholder associated person, or to increase or decrease the voting power or pecuniary or economic interest of such person, or any shareholder associated person, with respect to shares; (viii) there are no agreements, arrangements, or understandings (whether written or oral) between or among participants to this Solicitation, or any shareholder associated person, and any other person or persons in connection with the proposal of such business and any material interest of such person or any shareholder associated person, in such business, including any anticipated benefit therefrom to such person, or any shareholder associated person; and (iv) there are no material proceedings to which any of the participants or any of their associates is a party adverse to the Fund or any of its subsidiaries or has a material interest adverse to the Fund or any of its subsidiaries. With respect to each of the participants, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Securities Exchange Act of 1934, as amended, occurred during the past five years.

A shareholder proposal intended to be presented at a future meeting of shareholders of a Fund must be received at the offices of the Fund, One Post Office Square, Boston, Massachusetts 02109, in accordance with the timing requirements set forth below.[1] Timely submission of a proposal does not guarantee that such proposal will be included in a proxy statement.

It is currently anticipated that the Fund's next annual meeting of shareholders will be held in April 2012. In year's past, the Trustees of the Fund have reserved the right to set an earlier or later date for the annual meeting for the preceding fiscal year. Shareholder proposals to be included in the proxy statement for that meeting must be received by the Fund on or before September [   ], 2011. In order for a shareholder proposal to be included in the proxy statement, both the submitting shareholder and the proposal itself must satisfy the requirements set forth in Rule 14a-8 under the Exchange Act. Shareholders who wish to make a proposal at the annual meeting for the 2011-2012 fiscal year — other than one that will be included in the Fund's proxy materials —should notify the fund no later than December [   ], 2011. Shareholders who wish to propose one or more nominees for election as Trustees, or to make a proposal fixing the number of Trustees, at the 2012 annual meeting must provide written notice to the fund (including all required information) so that such notice is received in good order by the fund no earlier than January [   ], 2012 and no later than February [   ], 2012.

---

[1] This and the below information relating to shareholder proposals at a future meeting of shareholders of the Fund is copied from the Fund's Definitive Proxy on Schedule 14A filed with the Securities and Exchange Commission January 26, 2010. Such dates above are based in anticipation of similar dates for the 2012 annual meeting of the Fund.

APPENDIX D

PURCHASES AND SALES OF KARPUS IN THE COMMON STOCK OF THE FUND
DURING THE PAST TWO YEARS, CUSIP 746922103

Transaction	Date	Quantity	Price ($)
by	1/9/2009	1,800	$ 9.20
sl	1/9/2009	3,900	$ 9.22
by	1/12/2009	2,000	$ 9.22
sl	1/12/2009	103	$ 9.25
by	1/14/2009	48,400	$ 9.11
by	1/15/2009	5,000	$ 9.09
by	1/16/2009	3,000	$ 9.14
sl	1/20/2009	1,080	$ 9.25
by	1/21/2009	6,600	$ 9.24
by	1/23/2009	49,500	$ 9.00
sl	1/27/2009	46	$ 9.10
by	1/28/2009	9,500	$ 9.27
sl	1/28/2009	1,275	$ 9.32
by	1/30/2009	30,381	$ 9.29
sl	2/2/2009	3,105	$ 9.37
by	2/4/2009	375	$ 9.32
by	2/5/2009	18,500	$ 9.27
sl	2/6/2009	1,025	$ 9.30
by	2/9/2009	2,509	$ 9.26
by	2/10/2009	14,600	$ 9.24
by	2/11/2009	5,350	$ 9.28
by	2/12/2009	14,300	$ 9.28
by	2/13/2009	33,325	$ 9.33
sl	2/13/2009	2,025	$ 9.32
by	2/17/2009	83,400	$ 9.26
sl	2/17/2009	913	$ 9.24
by	2/18/2009	23,250	$ 9.20
sl	2/18/2009	9	$ 9.19
by	2/19/2009	20,300	$ 9.18
by	2/20/2009	16,700	$ 9.06
by	2/23/2009	13,800	$ 8.96
by	2/24/2009	13,600	$ 8.96
sl	2/24/2009	5,392	$ 8.91
by	2/25/2009	9,200	$ 9.01
sl	2/25/2009	200	$ 9.00
by	2/26/2009	17,900	$ 9.07
sl	2/26/2009	13,988	$ 9.06
by	2/27/2009	21,875	$ 9.10
by	3/2/2009	18,000	$ 9.09
by	3/3/2009	300	$ 9.07
by	3/3/2009	5,000	$ 9.07
by	3/4/2009	7,743	$ 9.13

sl	3/4/2009	2,300	$	9.11
by	3/5/2009	14,205	$	9.06
by	3/6/2009	7,600	$	9.07
sl	3/6/2009	210	$	9.08
by	3/9/2009	9,700	$	9.02
sl	3/9/2009	2,600	$	9.04
by	3/10/2009	7,635	$	9.04
by	3/11/2009	6,500	$	9.04
by	3/12/2009	2,000	$	9.03
by	3/13/2009	8,921	$	9.01
by	3/16/2009	5,500	$	9.10
by	3/17/2009	11,200	$	9.09
sl	3/17/2009	1,994	$	9.07
by	3/19/2009	29,487	$	9.09
sl	3/19/2009	1,847	$	9.06
by	3/20/2009	33,830	$	9.01
by	3/23/2009	18,900	$	9.11
by	3/24/2009	6,759	$	9.14
by	3/25/2009	14,600	$	9.20
by	3/26/2009	1,100	$	9.25
sl	3/26/2009	5,050	$	9.24
by	3/27/2009	1,100	$	9.28
by	3/30/2009	47,857	$	9.25
sl	3/30/2009	835	$	9.26
by	3/31/2009	59,559	$	9.32
by	4/1/2009	5,620	$	9.33
sl	4/1/2009	3,753	$	9.33
by	4/2/2009	6,000	$	9.42
by	4/3/2009	4,700	$	9.36
sl	4/3/2009	417	$	9.40
by	4/6/2009	3,500	$	9.36
by	4/7/2009	15,366	$	9.36
sl	4/7/2009	191	$	9.36
by	4/8/2009	1,987	$	9.40
by	4/9/2009	11,741	$	9.43
by	4/13/2009	100	$	9.44
by	4/14/2009	54,500	$	9.47
by	4/16/2009	10,418	$	9.56
by	4/17/2009	4,000	$	9.63
by	4/20/2009	4,416	$	9.71
sl	4/20/2009	1,086	$	9.67
by	4/23/2009	500	$	9.76
by	4/24/2009	2,240	$	9.75
by	4/27/2009	9,550	$	9.72
by	4/28/2009	400	$	9.74
by	4/29/2009	250	$	9.73
sl	4/29/2009	16	$	9.72
by	4/30/2009	3,325	$	9.73
sl	5/6/2009	250	$	9.77
by	5/7/2009	2,500	$	9.83

sl	5/7/2009	2,600	$ 9.84
by	5/11/2009	20,988	$ 9.95
by	5/12/2009	48,532	$ 9.98
by	5/13/2009	16,000	$ 10.01
by	5/14/2009	3,500	$ 10.03
by	5/19/2009	43,286	$ 10.18
sl	5/19/2009	29,500	$ 10.17
by	5/21/2009	30,956	$ 10.19
by	5/22/2009	5,000	$ 10.19
by	5/26/2009	14,262	$ 10.12
by	5/27/2009	10,000	$ 10.08
sl	5/27/2009	20	$ 10.12
by	5/28/2009	35,200	$ 10.05
sl	5/28/2009	706	$ 10.04
by	5/29/2009	5,000	$ 10.02
by	6/1/2009	10,000	$ 10.00
by	6/2/2009	113,398	$ 10.10
sl	6/2/2009	70	$ 10.11
by	6/4/2009	2,500	$ 10.12
by	6/5/2009	31,154	$ 10.11
sl	6/5/2009	20,200	$ 10.10
by	6/9/2009	16,847	$ 10.15
by	6/10/2009	31,939	$ 10.10
by	6/11/2009	2,600	$ 10.10
by	6/12/2009	14,477	$ 10.05
by	6/15/2009	17,396	$ 10.02
sl	6/15/2009	75	$ 9.98
by	6/16/2009	20,313	$ 10.03
by	6/17/2009	11,142	$ 10.02
sl	6/17/2009	131	$ 10.01
by	6/18/2009	22,391	$ 10.08
sl	6/18/2009	7,602	$ 10.06
by	6/19/2009	24,800	$ 10.09
by	6/22/2009	16,339	$ 10.03
by	6/23/2009	15,100	$ 10.02
sl	6/23/2009	4,500	$ 10.02
by	6/24/2009	9,300	$ 10.04
sl	6/24/2009	9,211	$ 10.06
by	6/25/2009	28,672	$ 10.05
by	6/26/2009	1,604	$ 10.08
by	6/29/2009	12,770	$ 9.90
by	6/30/2009	13,900	$ 9.83
sl	6/30/2009	2,075	$ 9.81
by	7/17/2009	20,293	$ 10.07
by	7/20/2009	23,959	$ 10.10
by	7/21/2009	21,145	$ 10.15
by	7/22/2009	29,533	$ 10.11
by	7/23/2009	36,100	$ 10.13
sl	7/23/2009	85	$ 10.12
by	7/24/2009	6,976	$ 10.13

by	7/27/2009	14,423	$	10.15
by	7/28/2009	38,397	$	10.16
by	7/29/2009	823	$	10.17
by	7/30/2009	95,260	$	10.21
sl	7/30/2009	9,000	$	10.21
sl	7/31/2009	388	$	10.24
by	8/3/2009	22,392	$	10.33
by	8/4/2009	2,000	$	10.30
by	8/6/2009	11,602	$	10.32
by	8/7/2009	16,324	$	10.31
by	8/10/2009	8,700	$	10.31
by	8/11/2009	12,756	$	10.32
by	8/13/2009	3,058	$	10.32
sl	8/13/2009	400	$	10.32
by	8/14/2009	2,000	$	10.33
by	8/17/2009	8,565	$	10.36
by	8/18/2009	1,100	$	10.35
by	8/19/2009	8,550	$	10.46
by	8/20/2009	14,701	$	10.46
by	8/24/2009	13,558	$	10.50
by	8/25/2009	12,225	$	10.52
by	8/26/2009	11,186	$	10.53
by	8/27/2009	5,477	$	10.53
by	8/28/2009	1,150	$	10.54
by	8/31/2009	17,457	$	10.55
by	9/1/2009	2,000	$	10.57
by	9/2/2009	10,400	$	10.59
by	9/3/2009	100	$	10.68
by	9/3/2009	29,100	$	10.68
by	9/4/2009	500	$	10.65
by	9/8/2009	21,100	$	10.83
by	9/9/2009	35,338	$	10.92
by	9/10/2009	5,500	$	10.92
by	9/11/2009	15,000	$	11.00
by	9/14/2009	1,000	$	11.03
sl	9/16/2009	4,100	$	11.21
by	9/17/2009	18,053	$	11.24
by	9/18/2009	1,000	$	11.30
by	9/21/2009	5,212	$	11.31
by	9/22/2009	1,000	$	11.29
by	9/23/2009	20,968	$	11.33
by	9/24/2009	70,000	$	11.33
sl	9/24/2009	600	$	11.35
by	9/25/2009	23,492	$	11.34
by	9/28/2009	70,700	$	11.38
by	9/29/2009	25,660	$	11.40
by	9/30/2009	71,600	$	11.44
sl	9/30/2009	7,582	$	11.45
by	10/1/2009	37,574	$	11.43
sl	10/1/2009	104	$	11.46

by	10/2/2009	48,764	$	11.44
sl	10/2/2009	3,834	$	11.47
by	10/5/2009	13,873	$	11.51
sl	10/5/2009	37	$	11.50
by	10/6/2009	6,772	$	11.54
by	10/7/2009	2,214	$	11.50
by	10/8/2009	13,087	$	11.47
by	10/9/2009	84,400	$	11.36
by	10/12/2009	83,700	$	11.24
by	10/13/2009	15,857	$	11.24
sl	10/13/2009	1,285	$	11.27
by	10/14/2009	102,813	$	11.20
by	10/15/2009	72,422	$	11.04
by	10/16/2009	45,100	$	11.06
by	10/20/2009	17,359	$	11.16
by	10/21/2009	48,670	$	11.10
by	10/22/2009	178,249	$	11.09
by	10/23/2009	4,905	$	11.10
by	10/26/2009	2,600	$	11.12
by	10/27/2009	1,800	$	11.17
by	10/29/2009	14,162	$	11.10
sl	10/29/2009	306	$	11.10
by	10/30/2009	22,075	$	10.96
by	11/2/2009	48,300	$	10.99
by	11/3/2009	4,900	$	11.01
by	11/4/2009	5,000	$	11.04
sl	11/4/2009	100	$	11.22
by	11/5/2009	6,169	$	11.03
by	11/6/2009	6,500	$	11.04
by	11/9/2009	6,100	$	11.06
by	11/10/2009	11,458	$	11.05
by	11/11/2009	6,842	$	11.03
by	11/12/2009	18,812	$	11.00
by	11/13/2009	3,400	$	10.98
by	11/18/2009	14,211	$	10.97
sl	11/18/2009	400	$	11.00
by	11/19/2009	9,300	$	10.88
sl	11/19/2009	6,200	$	10.87
by	11/20/2009	6,247	$	10.88
by	11/23/2009	19,897	$	10.90
sl	11/24/2009	290	$	10.88
sl	11/25/2009	100	$	10.93
by	11/27/2009	4,900	$	10.85
sl	12/4/2009	3,300	$	11.11
by	12/9/2009	3	$	11.17
sl	12/9/2009	9,400	$	11.15
sl	12/11/2009	317	$	11.18
sl	12/15/2009	2,990	$	11.12
by	12/24/2009	1,100	$	11.00
by	12/29/2009	12,586	$	11.04

by	12/30/2009	2,500	$	11.08
by	12/31/2009	18,800	$	11.12
sl	1/4/2010	10	$	11.15
by	1/6/2010	2,200	$	11.15
by	1/7/2010	2,500	$	11.21
by	1/13/2010	5,000	$	11.24
by	1/14/2010	7,600	$	11.24
by	1/15/2010	2,000	$	11.24
sl	1/26/2010	357	$	11.18
sl	2/2/2010	1,100	$	11.21
sl	2/5/2010	936	$	11.22
sl	2/10/2010	185	$	11.25
by	2/25/2010	11,300	$	11.25
by	3/1/2010	325	$	11.26
by	3/2/2010	54,324	$	11.31
by	3/3/2010	33,700	$	11.36
by	3/5/2010	21,000	$	11.43
by	3/10/2010	100	$	11.38
by	3/11/2010	20,602	$	11.40
by	3/12/2010	19,468	$	11.41
sl	3/12/2010	6,863	$	11.40
by	3/15/2010	4,400	$	11.41
by	3/16/2010	11,473	$	11.37
by	3/18/2010	4,200	$	11.39
by	3/19/2010	2,200	$	11.41
sl	3/29/2010	3,000	$	11.45
sl	4/7/2010	1,100	$	11.45
sl	4/20/2010	1,909	$	11.51
by	4/29/2010	3,400	$	11.43
by	4/30/2010	9,200	$	11.44
by	5/4/2010	19,000	$	11.42
by	5/5/2010	335	$	11.40
by	5/6/2010	19,900	$	11.32
by	5/7/2010	4,800	$	11.29
sl	5/10/2010	200	$	11.41
sl	5/11/2010	5,000	$	11.42
sl	5/12/2010	6,400	$	11.47
sl	5/13/2010	24,900	$	11.51
sl	5/14/2010	2,500	$	11.54
sl	5/18/2010	2,500	$	11.59
sl	5/19/2010	7,500	$	11.63
by	5/20/2010	1,800	$	11.37
by	5/25/2010	1,900	$	11.36
sl	5/27/2010	270	$	11.49
sl	5/28/2010	28,140	$	11.41
sl	6/3/2010	7	$	11.44
sl	6/4/2010	13,600	$	11.46
sl	6/7/2010	9,800	$	11.44
by	6/8/2010	3,000	$	11.46
sl	6/9/2010	1,800	$	11.47

sl	6/11/2010	2,500	$	11.48
sl	6/14/2010	3,000	$	11.50
sl	6/15/2010	1,594	$	11.49
sl	6/21/2010	18,100	$	11.44
sl	6/23/2010	5,000	$	11.39
sl	6/24/2010	2,700	$	11.44
by	6/29/2010	4,400	$	11.45
sl	7/2/2010	47,435	$	11.44
sl	7/7/2010	5,000	$	11.48
sl	7/12/2010	8,700	$	11.52
by	7/14/2010	6,300	$	11.51
by	7/15/2010	19,100	$	11.51
sl	7/20/2010	3,000	$	11.68
sl	7/28/2010	980	$	11.72
by	7/29/2010	1,500	$	11.63
by	8/3/2010	50,300	$	11.75
sl	8/9/2010	502	$	11.88
sl	8/17/2010	600	$	12.02
sl	8/18/2010	875	$	12.02
by	8/20/2010	108	$	11.92
by	8/24/2010	139,373	$	11.95
sl	8/24/2010	190	$	12.04
sl	8/30/2010	237	$	12.21
sl	9/2/2010	1,050	$	12.27
sl	9/24/2010	1,735	$	12.20
sl	9/27/2010	1,065	$	12.17
sl	9/28/2010	200	$	12.20
sl	9/29/2010	15,950	$	12.26
sl	10/4/2010	4,483	$	12.20
sl	10/15/2010	700	$	12.33
sl	10/18/2010	700	$	12.30
sl	10/21/2010	2,200	$	12.23
sl	10/22/2010	175	$	12.23
sl	10/25/2010	1,057	$	12.22
sl	10/26/2010	2,888	$	12.26
sl	10/27/2010	666	$	12.25
sl	10/29/2010	700	$	12.26
sl	11/2/2010	225	$	12.23
sl	11/3/2010	3,478	$	12.27
sl	11/4/2010	1,361	$	12.25
sl	11/5/2010	30,623	$	12.27
sl	11/8/2010	200	$	12.23
sl	11/9/2010	1,335	$	12.08
by	11/10/2010	38,045	$	11.66
by	11/11/2010	104,153	$	11.50
by	11/12/2010	12,023	$	11.46
by	11/15/2010	120,650	$	11.38
sl	11/15/2010	15,836	$	11.45
sl	12/1/2010	22,900	$	11.64
sl	12/3/2010	17,500	$	11.27

by	12/7/2010	43,821	$ 11.05
by	12/8/2010	50,000	$ 10.94
by	12/9/2010	30,159	$ 10.75
by	12/10/2010	28,300	$ 10.70
by	12/13/2010	42,152	$ 10.66
by	12/14/2010	15,252	$ 10.55
by	12/15/2010	800	$ 10.45
sl	12/15/2010	4,254	$ 10.56
sl	12/21/2010	358*	$ 10.58
sl	12/23/2010	2126*	$ 10.70
sl	12/27/2010	5400*	$ 10.52
sl	12/29/2010	2750*	$ 10.49
sl	1/5/2011	771*	$ 10.80
sl	1/14/2011	100*	$ 10.14
sl	1/24/2011	9,665*	$ 10.51

*Shares sold due to account liquidation

PURCHASES AND SALES OF KARPUS IN THE AUCTION RATE PREFERRED SHARES OF THE FUND
DURING THE PAST TWO YEARS, CUSIP 746922301*

Transaction	Date	Quantity	Price ($)
by	3/10/2010	14	$ 22,625.00
by	3/17/2010	8	$ 22,781.25

*1 share was transferred out of Karpus, as directed by a client, on June 11, 2010 at $22,500

PURCHASES AND SALES OF KARPUS IN THE AUCTION RATE PREFERRED SHARES OF THE FUND
DURING THE PAST TWO YEARS, CUSIP 746922400**

Transaction	Date	Quantity	Price ($)
by	3/10/2010	21	$ 22,625
by	3/17/2010	120	$ 22,875
by	4/29/2010	120	$ 22,250
sl	11/08/2010	1	$ 20,000

**8 shares were transferred out of Karpus, as directed by a client, on June 11, 2010 at $22,250

PURCHASES AND SALES OF WALTER S. BAER IN THE COMMON SHARES OF THE FUND DURING THE PAST TWO YEARS, CUSIP 746922103*

Transaction	Date	Quantity	Price ($)
by	1/15/2009	1,500	$ 9.12
by	2/9/2009	5,000	$ 9.25
by	2/11/2009	3,600	$ 9.28
by	4/3/2009	3,801	$ 9.37
by	4/7/2009	12,300	$ 9.37
by	4/13/2009	2,200	$ 9.46
by	4/16/2009	2,400	$ 9.55
sl	11/4/2009	1,500	$ 11.07
sl	11/9/2009	2,400	$ 11.06
sl	12/1/2009	2,200	$ 11.02
sl	5/17/2010	2,500	$ 11.53
sl	5/17/2010	2,800	$ 11.54
sl	6/1/2010	8,700	$ 11.40
sl	6/2/2010	3,900	$ 11.40
sl	6/10/2010	2,119	$ 11.46
sl	6/14/2010	1,800	$ 11.50
sl/gifted	11/17/2010	4,382	$ 11.23

PURCHASES AND SALES OF DONALD CHAPMAN IN THE COMMON SHARES OF THE FUND DURING THE PAST TWO YEARS, CUSIP 746922103*

Transaction	Date	Quantity	Price ($)
by	10/22/2009	600	$ 11.09
by	11/2/2009	200	$ 10.99
by	11/15/2010	600	$ 11.38

PURCHASES AND SALES OF RICHARD W. COHEN IN THE COMMON SHARES OF THE FUND DURING THE PAST TWO YEARS, CUSIP 746922103*

Transaction	Date	Quantity	Price ($)
by	5/12/2009	100	$ 9.98
by	9/9/2009	200	$ 10.92
by	9/23/2009	200	$ 11.33
by	9/24/2009	100	$ 11.33
by	9/28/2009	200	$ 11.37
by	9/30/2009	700	$ 11.43
by	11/12/2009	100	$ 11.00

PURCHASES AND SALES OF RICHARD W. COHEN IN THE AUCTION RATE PREFERRED SHARES OF THE FUND DURING THE PAST TWO YEARS, CUSIP 746922301*

Transaction	Date	Quantity	Price ($)
by	3/17/2010	1	$ 22,875

PURCHASES AND SALES OF GLEN T. INSLEY IN THE COMMON SHARES OF THE FUND DURING THE PAST TWO YEARS, CUSIP 746922103*

Transaction	Date	Quantity	Price ($)
sl	4/28/2010	1,954	$11.41
sl	5/6/2010	1,672	$11.42

PURCHASES AND SALES OF THOMAS M. MCDONALD IN THE COMMON SHARES OF THE FUND DURING THE PAST TWO YEARS, CUSIP 746922103*

Transaction	Date	Quantity	Price ($)
by	9/11/2009	1,000	$ 11.03
sl	4/7/2010	2,000	$ 11.45
by	12/23/2010	450	$ 10.64
by	12/23/2010	550	$ 10.65
by	12/28/2010	4,000	$ 10.53

PURCHASES AND SALES OF ROBERT F. ODEN IN THE COMMON SHARES OF THE FUND DURING THE PAST TWO YEARS, CUSIP 746922103*

Transaction	Date	Quantity	Price ($)
by	10/22/2009	700	$ 11.09
by	11/2/2009	200	$ 10.99
by	8/3/2010	100	$ 11.75

PURCHASES AND SALES OF BRAD ORVIETO IN THE COMMON SHARES OF THE FUND DURING THE PAST TWO YEARS, CUSIP 746922103*

Transaction	Date	Quantity	Price ($)
by	8/3/2010	200	$ 11.75

by	11/15/2010	300	$	11.38

PURCHASES AND SALES OF GERARD J. WENZKE IN THE COMMON SHARES OF THE FUND DURING THE PAST TWO YEARS, CUSIP 746922103*

Transaction	Date	Quantity	Price ($)	
by	3/2/2009	1,000	$	9.09
by	3/6/2009	200	$	9.07
by	3/19/2009	600	$	9.09
by	3/20/2009	1,500	$	9.01
by	3/31/2009	6,500	$	9.31
by	4/13/2009	100	$	9.44
by	4/14/2009	1,600	$	9.46
by	8/26/2009	586	$	10.53
by	8/27/2009	300	$	10.53
by	8/28/2009	200	$	10.54
by	9/8/2009	500	$	10.83
by	9/17/2009	6,653	$	11.23
by	9/28/2009	600	$	11.37
by	10/2/2009	1,600	$	11.44
by	10/5/2009	400	$	11.50
by	10/6/2009	600	$	11.53
by	10/8/2009	200	$	11.47
by	10/9/2009	1,600	$	11.36
by	10/12/2009	1,700	$	11.24
by	10/14/2009	400	$	11.20

APPENDIX E

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table is derived from publicly filed documents by the indicated owner with the U.S. Securities and Exchange Commission

The following person was known to the Fund to be beneficial owner of more than 5% of the Fund's outstanding shares of Common Stock or Preferred Stock:

Name and Address of Beneficial Owner	Title of Class	Amt. of Shares and Nature of Ownership	Percent of Class*
Karpus Investment Management 183 Sully's Trail Pittsford, New York 14534	Common Shares	6,879,143	16.1%
Karpus Investment Management 183 Sully's Trail Pittsford, New York 14534	Auction Market Preferred Shares (total of all outstanding CUSIPS)	286	4%
Bank of America Corporate Center 100 North Tryon Street Charlotte, North Carolina 28255	Auction Market Preferred Shares (total of all outstanding CUSIPS)	5,218	72.9%

*Such calculations are based on the aggregate amount of 7,154 outstanding auction rate preferred shares (3,417 shares of Series B Preferred Shares and 3,737 Series C Preferred Shares) and 42,871,374 common shares outstanding, as indicated on PMO's Annual Statement filed with the U.S. Securities and Exchange Commission on June 28, 2010, dated as of April 30, 2010.

IMPORTANT

Tell your Board what you think! Your vote is important. No matter how many Shares you own, please give Karpus your proxy FOR the election of Karpus' Nominees and for Karpus' proposals by voting your Shares by telephone or Internet as described in the enclosed **GREEN** proxy card or by signing and dating the enclosed **GREEN** proxy card, and returning it in the postage-paid envelope provided.

If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute the **GREEN** proxy card. In addition, if you hold your Shares in a brokerage or bank account, your broker or bank may allow you to provide your voting instructions by telephone or Internet. Please consult the materials you receive from your broker or bank prior to authorizing a proxy by telephone or Internet. Karpus urges you to confirm in writing your instructions to Karpus in care of Regan & Associates, Inc. at the address provided below so that Karpus will be aware of all instructions given and can attempt to ensure that such instructions are followed.

If you have any questions or need assistance voting Shares, please call:

Regan & Associates, Inc.
505 Eighth Avenue, Suite 800
New York, New York 10018
1-800-737-3426

-or-

Brett D. Gardner, Portfolio Manager or
Daniel Lippincott, Senior Tax-Sensitive Manager/Municipal Analyst
Karpus Management, Inc., d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED [ ], 2011

PLEASE VOTE TODAY!

SEE REVERSE SIDE FOR THREE EASY WAYS TO VOTE.

▼ TO VOTE BY MAIL PLEASE DETACH PROXY CARD HERE ▼

- -

G R E E N   P R O X Y

PUTNAM MUNICIPAL OPPORTUNITIES TRUST

ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF KARPUS MANAGEMENT, INC., D/B/A KARPUS INVESTMENT MANAGEMENT

THE BOARD OF TRUSTEES OF PUTNAM MUNICIPAL OPPORTUNITIES TRUST IS NOT SOLICITING THIS PROXY

The undersigned appoints Brett D. Gardner and Daniel Lippincott as the undersigned's attorney and agent with full power of substitution to vote all shares of common stock of the Putnam Municipal Opportunities Trust (the "Fund" or "PMO") which the undersigned would be entitled to vote if personally present at the annual meeting of shareholders of the Fund scheduled to be held on [ ], 2011 at [ ], including any adjournments or postponements thereof or any meeting which may be called in lieu thereof (the "Annual Meeting").

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Fund held by the undersigned, and hereby ratifies and confirms all actions the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of such attorneys and proxies and their substitutes with respect to any other matters as may properly come before the Annual Meeting. Mark each vote with an X in the box.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED FOR KARPUS' NOMINEES AND FOR BOTH OF KARPUS' PROPOSALS

This Proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!
(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

If voting your proxies would, in Karpus' opinion, cause there to be a quorum and to cause management's trustee nominees to be elected, then unless Karpus determines that the Board has agreed to afford shareholders truly independent representation on the Board of the Fund, Karpus may not attend the Meeting, may not vote the undersigned's shares proxy, and the shares may not be counted toward a quorum. If you do not believe the foregoing condition is reasonably specified, or you unconditionally want your shares to be represented at the Meeting, you should not give us your proxy.

KARPUS RECOMMENDS THAT YOU VOTE FOR ALL ITEMS BELOW

1. Election of Trustees to be voted on **by the common and preferred shareholders voting as a single class**.

     Trustees to Serve Until the 2012 Annual Meeting of Shareholders

          FOR ALL Karpus Nominees

               FOR Walter S. Baer   FOR Donald Chapman
               FOR Glen T. Insley, CFA   FOR Jeffrey P. Lessard, Ph.D., CFA
               FOR Thomas M. McDonald   FOR Robert F. Oden
               FOR Brad Orvieto   FOR Dwight A. Pike, CFA
               FOR Arthur Charles Regan   FOR G. William Schwert, Ph.D
               FOR Douglas Skinner, Ph.D.   FOR Gerard J. Wenzke

          WITHHOLD AUTHORITY
          FOR ALL EXCEPT

          To withhold authority to vote for certain nominees only, mark "For All Except" and write each such excepted nominee's name on the line below:

          _____

2. FOR Karpus' proposal recommending that investment management agreement between the Fund and Putnam Investment Management, LLC (the "Manager") shall be terminated.

               FOR   AGAINST   ABSTAIN

3. FOR Karpus' proposal recommending the Board of Trustees of PMO consider taking all steps necessary to cause PMO to redeem all outstanding auction rate preferred shares at par and to utilize Municipal Term Preferred Securities (MTPS), Variable Rate Demand Preferred Securities (VRDPS) and/or Tender Option Bonds (TOBs) as alternate sources of leverage.

               FOR   AGAINST   ABSTAIN

To vote and otherwise represent the undersigned on any other matter that may properly come before the Annual Meeting or any postponements or adjournments thereof.

               FOR   AGAINST   ABSTAIN

**By checking the box below, I authorize Karpus to utilize its discretion to vote, or under specified conditions in Karpus' proxy statement, not vote my shares.

Signature of Stockholder:_____   Signature of Stockholder:_____
Date: _____   Date: _____

Note:
     Please sign exactly as your name or names appear on this Proxy and return promptly using the enclosed envelope. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED [   ], 2011

PLEASE VOTE TODAY!

SEE REVERSE SIDE FOR THREE EASY WAYS TO VOTE.

▼ TO VOTE BY MAIL PLEASE DETACH PROXY CARD HERE ▼

- -

PUTNAM MUNICIPAL OPPORTUNITIES TRUST

ANNUAL MEETING OF SHAREHOLDERS

**THIS PROXY IS SOLICITED ON BEHALF OF KARPUS MANAGEMENT, INC.,
D/B/A KARPUS INVESTMENT MANAGEMENT**

**THE BOARD OF TRUSTEES OF PUTNAM MUNICIPAL OPPORTUNITIES TRUST
IS NOT SOLICITING THIS PROXY**

The undersigned appoints Brett D. Gardner and Daniel Lippincott as the undersigned's attorney and agent with full power of substitution to vote all shares of preferred stock of the Putnam Municipal Opportunities Trust (the "Fund" or "PMO") which the undersigned would be entitled to vote if personally present at the annual meeting of shareholders of the Fund scheduled to be held on [   ], 2011 at [   ], including any adjournments or postponements thereof or any meeting which may be called in lieu thereof (the "Annual Meeting").

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Fund held by the undersigned, and hereby ratifies and confirms all actions the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of such attorneys and proxies and their substitutes with respect to any other matters as may properly come before the Annual Meeting. Mark each vote with an X in the box.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED FOR KARPUS' NOMINEES AND FOR BOTH OF KARPUS' PROPOSALS

This Proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!
(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

If voting your proxies would, in Karpus' opinion, cause there to be a quorum and to cause management's trustee nominees to be elected, then unless Karpus determines that the Board has agreed to afford shareholders truly independent representation on the Board of the Fund, Karpus may not attend the Meeting, may not vote the undersigned's shares proxy, and the shares may not be counted toward a quorum. If you do not believe the foregoing condition is reasonably specified, or you unconditionally want your shares to be represented at the Meeting, you should not give us your proxy.

KARPUS RECOMMENDS THAT YOU VOTE FOR ALL ITEMS BELOW

1. Election of Trustees to be voted on **by the common and preferred shareholders voting as a single class**.

   Trustees to Serve Until the 2012 Annual Meeting of Shareholders

   FOR ALL Karpus Nominees

   FOR Walter S. Baer   FOR Donald Chapman
   FOR Glen T. Insley, CFA   FOR Jeffrey P. Lessard, Ph.D., CFA
   FOR Thomas M. McDonald   FOR Robert F. Oden
   FOR Brad Orvieto   FOR Dwight A. Pike, CFA
   FOR Arthur Charles Regan   FOR G. William Schwert, Ph.D
   FOR Douglas Skinner, Ph.D.   FOR Gerard J. Wenzke

   WITHHOLD AUTHORITY
   FOR ALL EXCEPT

   To withhold authority to vote for certain nominees only, mark "For All Except" and write each such excepted nominee's name on the line below:

   _____

   Election of Trustees to be voted on **by the preferred shareholders voting separately as a class**.

   Trustees to Serve Until the 2012 Annual Meeting of Shareholders

   FOR ALL Karpus Nominees

   FOR Richard W. Cohen
   FOR Phillip Goldstein

   WITHHOLD AUTHORITY
   FOR ALL EXCEPT

   To withhold authority to vote for certain nominees only, mark "For All Except" and write each such excepted nominee's name on the line below:

   _____

2. FOR Karpus' proposal recommending that investment management agreement between the Fund and Putnam Investment Management, LLC (the "Manager") shall be terminated.

          FOR   AGAINST   ABSTAIN

3. FOR Karpus' proposal recommending the Board of Trustees of PMO consider taking all steps necessary to cause PMO to redeem all outstanding auction rate preferred shares at par and to utilize Municipal Term Preferred Securities (MTPS), Variable Rate Demand Preferred Securities (VRDPS) and/or Tender Option Bonds (TOBs) as alternate sources of leverage.

          FOR   AGAINST   ABSTAIN

To vote and otherwise represent the undersigned on any other matter that may properly come before the Annual Meeting or any postponements or adjournments thereof.

       FOR   AGAINST   ABSTAIN

**By checking the box below, I authorize Karpus to utilize its discretion to vote, or under specified conditions in Karpus' proxy statement, not vote my shares.

Signature of Stockholder:_____   Signature of Stockholder:_____
Date: _____   Date: _____

Note:
     Please sign exactly as your name or names appear on this Proxy and return promptly using the enclosed envelope. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.